Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-237693 and 333-237693-01

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated April 23, 2020)

DRAFTKINGS INC.

44,725,831 Shares of Class A Common Stock
3,000,000 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 23, 2020 (the “Prospectus”), related to the offer and sale, from time to time, by the selling securityholders identified in the Prospectus, or their permitted transferees, of (i) 30,471,352 shares of Class A common stock that were issued to certain institutions in connection with the closing of the Business Combination (as defined in the Prospectus) (the “Private Placement”), (ii) 3,000,000 shares of Class A common stock underlying the warrants to purchase shares of Class A common stock that were issued in the Private Placement (the “PIPE Warrants”), (iii) 11,254,479 shares of Class A common stock to be issued to the holders of the subordinated convertible promissory notes of DK (as defined in the Prospectus) (the “Convertible Notes”) and (iv) 3,000,000 PIPE Warrants, with the information contained in our Current Report on Form 8-K/A, filed with the Securities and Exchange Commission (“SEC”) on May 15, 2020 (the “Current Report”), other than the information included in Item 2.02 and Exhibit 99.6, which was furnished and not filed with the SEC. Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and warrants are traded on The Nasdaq Global Select Market under the symbols “DKNG” and “DKNGW,” respectively. On May 14, 2020, the closing price of our Class A common stock was $25.31 per share and the closing price of our warrants was $13.62.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 15, 2020.

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 15, 2020 (April 23, 2020)

DRAFTKINGS INC.

(Exact name of registrant as specified in its charter)

Nevada	001-38908	84-4052441
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

222 Berkeley Street, 5th Floor

Boston, MA 02116

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 986-6744

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	DKNG	The Nasdaq Stock Market LLC
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	DKNGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

This Amendment No. 1 on Form 8-K/A (“Amendment No. 1”) amends the Current Report on Form 8-K of DraftKings Inc., a Nevada corporation (the “Company”), filed on April 29, 2020 (the “Original Report”), in which the Company reported, among other events, the completion of the Business Combination (as defined in the Original Report).

This Amendment No. 1 is being filed in order to (i) include (v) the unaudited condensed consolidated financial statements of DraftKings Inc., a Delaware corporation (“Old DK”), as of March 31, 2020 and for the three months ended March 31, 2020 and 2019, (w) the unaudited condensed consolidated financial statements of SBTech (Global) Limited (“SBTech”) as of March 31, 2020 and for the three months ended March 31, 2020 and 2019, (x) the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Old DK for the three months ended March 31, 2020 and 2019, (y) the Management’s Discussion and Analysis of Financial Condition and Results of Operations of SBTech for the three months ended March 31, 2020 and 2019 and (z) the unaudited pro forma condensed combined financial information as of and for the three months ended March 31, 2020; and (ii) amends the unaudited pro forma condensed combined financial information for the year ended December 31, 2019 provided under Item 9.01(b) of the Original Report.

This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company or its subsidiaries, including Old DK, subsequent to the filing date of the Original Report. The information previously reported in or filed with the Original Report is hereby incorporated by reference to this Form 8-K/A.

Item 2.02.	Results of Operations and Financial Condition.

On May 15, 2020, the Company issued a press release announcing the financial results for Old DK and SBTech for the first quarter ended March 31, 2020, achieved prior to the completion of the Business Combination.

The information set forth under Item 9.01 of this Current Report on Form 8-K is incorporated herein by reference.

The information in this Item 2.02, including the Exhibit 99.6 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(a)       Financial statements of businesses acquired.

The unaudited condensed consolidated financial statements of DraftKings Inc., a Delaware corporation, as of March 31, 2020 and for the three months ended March 31, 2020 and 2019, and the related notes thereto are attached as Exhibit 99.1 and are incorporated herein by reference. Also included as Exhibit 99.2 and incorporated herein by reference is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Old DK for the three months ended March 31, 2020 and 2019.

The unaudited consolidated financial statements of SBTech (Global) Limited as of March 31, 2020 and for the three months ended March 31, 2020 and 2019, and the related notes thereto are attached as Exhibit 99.3 and are incorporated herein by reference. Also included as Exhibit 99.4 and incorporated herein by reference is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of SBTech for the three months ended March 31, 2020 and 2019.

(b)       Pro forma financial information.

Certain pro forma financial information of the Company is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

(d)       Exhibits.

Exhibit Number	Description
99.1	Unaudited consolidated financial statements of Old DK as of March 31, 2020 and for the three months ended March 31, 2020 and 2019.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Old DK for the three months ended March 31, 2020 and 2019.
99.3	Unaudited consolidated financial statements of SBTech as of March 31, 2020 and for the three months ended March 31, 2020 and 2019.
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations of SBTech for the three months ended March 31, 2020 and 2019.
99.5	Unaudited Pro Forma Condensed Combined Financial Information of the Company as of March 31, 2020 and for the three months ended March 31, 2020 and year ended December 31, 2019.
99.6	Press Release, dated May 15, 2020, reporting Old DK's and SBTech's financial results for the first quarter ended March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRAFTKINGS INC.

	By:	/s/ R. Stanton Dodge
	Name:	R. Stanton Dodge
	Title:	Chief Legal Officer and Secretary
Date: May 15, 2020

Exhibit 99.1

DRAFTKINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	March 31, 2020 (Unaudited)	December 31, 2019
Assets
Current assets:
Cash	$97,099	$76,533
Cash reserved for users	114,865	144,000
Receivables reserved for users	10,526	19,828
Prepaid expenses and other current assets	16,696	20,787
Total current assets	239,186	261,148

Property and equipment, net	26,372	25,945
Intangible assets, net	34,137	33,939
Goodwill	4,738	4,738
Equity method investment	2,318	2,521
Deposits	2,845	2,434
Total assets	$309,596	$330,725

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$82,073	$85,295
Liabilities to users	125,366	163,035
Term note	44,500	6,750
Total current liabilities	251,939	255,080

Convertible promissory notes	110,230	68,363
Other long-term liabilities	49,378	56,862
Total liabilities	411,547	380,305

Commitments and contingencies (Note 13)

See accompanying notes to condensed consolidated financial statements.

DRAFTKINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

Redeemable convertible preferred stock:
Series E-1 redeemable convertible preferred stock, $0.001 par value; 54,901 shares authorized, issued and outstanding at March 31, 2020 and December 31, 2019; liquidation preference of $120,943 as of March 31, 2020 and December 31, 2019	119,832	119,752
Series F redeemable convertible preferred stock, $0.001 par value; 78,445 shares authorized, 59,663 and 55,349 shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively; liquidation preference of $152,117 and $141,177 as of March 31, 2020 and December 31, 2019, respectively	149,785	138,619
Total redeemable convertible preferred stock	269,617	258,371

Stockholders’ deficit:
Common stock, $0.001 par value; 735,000 shares authorized as of March 31, 2020 and December 31, 2019; 390,900 and 389,610 shares issued and outstanding at March 31, 2020 and December 31, 2019 respectively	391	390
Additional paid-in capital	695,505	690,443
Accumulated deficit	(1,067,464)	(998,784)
Total stockholders’ deficit	(371,568)	(307,951)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$309,596	$330,725

See accompanying notes to condensed consolidated financial statements.

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except loss per share data)

	Three months ended March 31,
	2020 (Unaudited)	2019 (Unaudited)

Revenue	$88,542	$68,092
Cost of revenue	43,416	21,552
Sales and marketing	53,706	36,845
Product and technology	18,041	13,089
General and administrative	39,496	26,813
Loss from operations	(66,117)	(30,207)

Other income (expense):
Interest income (expense), net	(2,351)	661
Loss before income tax provision	(68,468)	(29,546)

Income tax provision	9	8
Loss from equity method investment	203	—
Net loss	$(68,680)	$(29,554)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.18)	$(0.08)

See accompanying notes to condensed consolidated financial statements.

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Unaudited)

(Amounts in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balances at December 31, 2018	111,969	$261,277	384,009	$384	$670,439	$(856,050)	$(185,227)
Issuance of Series F Preferred Stock	2,879	7,245	—	—	—	—	—
Exercise of Stock Options	—	—	312	—	126	—	126
Accretion of Preferred Stock Issuance Cost	—	378	—	—	(378)	—	(378)
Stock-Based Compensation Expense	—	—	—	—	4,831	—	4,831
Net Loss	—	—	—	—	—	(29,554)	(29,554)
Balances at March 31, 2019	114,848	$268,900	384,321	$384	$675,018	$(885,604)	$(210,202)

Balances at December 31, 2019	110,250	$258,371	389,610	$390	$690,443	$(998,784)	$(307,951)
Issuance of Series F Preferred Stock for Promissory Notes	4,314	11,000	—	—	—	—	—
Exercise of Stock Options	—	—	1,290	1	466	—	467
Accretion of Preferred Stock Issuance Cost	—	246	—	—	(246)	—	(246)
Stock-Based Compensation Expense	—	—	—	—	4,842	—	4,842
Net Loss	—	—	—	—	—	(68,680)	(68,680)
Balances at March 31, 2020	114,564	$269,617	390,900	$391	$695,505	$(1,067,464)	$(371,568)

See accompanying notes to condensed consolidated financial statements.

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three months ended March 31,
	2020 (Unaudited)	2019 (Unaudited)
Cash Flows from Operating Activities
Net loss	$(68,680)	$(29,554)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	4,704	2,925
Noncash rent expense	87	—
Noncash interest expense	2,583	42
Stock-based compensation expense	4,842	4,831
Loss on exit activities	—	179
Loss on disposal of assets	—	730
Loss from equity method investment	203	—
Deferred income taxes	9	7
Changes in operating assets and liabilities:
Cash reserved for users	29,135	18,778
Receivables reserved for users	9,302	3,026
Prepaid expenses and other current assets	4,091	2,275
Deposits	(411)	1
Accounts payable and accrued expenses	(2,378)	(7,602)
Other long-term liabilities	3,420	10,078
Liabilities to users	(37,669)	(22,110)
Net cash used in Operating Activities	(50,762)	(16,394)

Cash Flows from Investing Activities
Purchases of property and equipment	(1,871)	(10,571)
Capitalization of internal-use software costs	(3,887)	(3,106)
Acquisition of state licenses	(571)	(100)
Net cash used in Investing Activities	(6,329)	(13,777)

Cash Flows from Financing Activities
Net proceeds from term notes	37,750	—
Net proceeds due to issuance of Series F Redeemable Convertible Preferred Stock	—	7,245
Net proceeds from issuance of convertible promissory notes	39,440	—
Proceeds from exercise of stock options	467	126
Net cash provided by Financing Activities	77,657	7,371
Net Increase (Decrease) in Cash	20,566	(22,800)

Cash at Beginning of Year	76,533	117,908
Cash at End of Period	$97,099	$95,108

Supplemental Disclosure of Noncash Investing and Financing Activities
Accretion of Series E-1 and F Redeemable Convertible Preferred Stock	$246	$378
Extinguishment of promissory notes for Series F Redeemable Convertible Preferred Stock	(11,000)	—
Decrease of accounts payable and accrued expenses from state licenses	(1,000)	—
Supplemental Disclosure of Cash Activities
Cash paid for interest	80	61

See accompanying notes to condensed consolidated financial statements.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

1.	Description of Business

DraftKings Inc. (the “Company” or “DraftKings”) was incorporated in Delaware on December 31, 2011. The Company provides online and retail sports wagering offerings, online daily fantasy sports contests, and online casino games. The Company is headquartered in Boston, MA. The Company began accepting users in the United States and Canada in 2012; the United Kingdom in 2016; Germany, Malta, Netherlands, Ireland, and Austria in 2017; and Australia in 2018.

In May 2018, the Supreme Court (the “Court”) struck down on constitutional grounds the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), a law that prohibited most states from authorizing and regulating sports betting. Since the Court’s decision, states have moved quickly to legalize and regulate sports betting. U.S. jurisdictions with statutes legalizing statewide online sports betting as of March 31, 2020 are Nevada, New Jersey, West Virginia, Pennsylvania, Indiana, Iowa, Tennessee, New Hampshire, Oregon, Colorado, Michigan, Illinois, Puerto Rico, Washington, D.C, and Rhode Island. States and territories authorizing and regulating sports betting at specific retail locations are Nevada, New York, North Carolina, Illinois, Iowa, Indiana, New Hampshire, Washington, D.C., New Jersey, West Virginia, Mississippi, Montana, Rhode Island, Delaware, Pennsylvania, Arkansas, Puerto Rico, Michigan, Washington, and Colorado. Several states have enacted laws authorizing sports wagering on the Internet or in retail locations, but operations have not yet begun. As of March 31, 2020, the Company operates Internet sports betting in Indiana, Iowa, New Hampshire, New Jersey, Pennsylvania, and West Virginia, and has retail sportsbooks in Mississippi, New York, New Jersey and at three locations in Iowa as well. The Company also has an online casino product in New Jersey and laws have been passed authorizing online casinos in Pennsylvania, Michigan and West Virginia. The Company also has multi-state agreements in place to expand operations upon the passing of the appropriate laws and regulations and the receipt of the appropriate license. Following the end of the quarter DraftKings began operations of its online sportsbook in Colorado and online casino product in Pennsylvania.

On December 22, 2019, the Company became a party to a business combination agreement (as amended, the “BCA” or the “Business Combination Agreement”, and the transactions contemplated thereby, the “Business Combination”) with Diamond Eagle Acquisition Corp. (“DEAC”), SBTech (Global) Limited (“SBTech”), DEAC NV Merger Corp. (“DEAC Nevada”), DEAC Merger Sub Inc. (“Merger Sub”) and certain other parties thereto. On April 23, 2020, the parties to the BCA consummated the transactions contemplated thereby, and DraftKings and SBTech are now wholly-owned subsidiaries of DEAC Nevada, subsequently renamed “DraftKings Inc.” The Business Combination is further described in Note 17.

Recently, the outbreak of the novel coronavirus (“COVID-19”) has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The COVID-19 pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the Company, its performance, and its financial results and could adversely affect the Company’s financial information.

The direct impact on the business of DraftKings beyond disruptions in normal business operations in several offices is primarily through the suspension, postponement and cancellation of major sports seasons and sporting events. Typically, during the March and April time periods, DraftKings would have significant user interest and activity in the Sportsbook product offerings for sporting events across the major European Soccer competitions, NBA, NCAA college basketball tournament, the Masters golf tournament and the NHL. The status of all of these sporting events is that they are postponed or unknown as to when they will restart, including whether the NBA season will be completed either in part or in its entirety on a delayed schedule. In particular, these changes have reduced customers’ use of, and spending on, the Company’s product offerings, and have caused the Company to issue refunds for canceled events. Additionally, retail casinos where the Company has a branded Sportsbook have closed. The Company’s revenues vary based on major sports seasons and sporting events, which will not generate as much revenue as they would have without the cancellation or postponements in the wake of COVID-19. However, with respect to product offerings that do not rely on major sports seasons and sporting events, such as iGaming, the Company expects to continue to generate revenue. DraftKings is also innovating to generate more content that does not rely on major sports seasons and sporting events, for example, products that allow people to wager on events such as eSports such as simulated NASCAR and League of Legends. In March 2020, DraftKings drew down substantially all of its revolving credit facility (see Note 6) in order to provide financial flexibility at a moment when there were many uncertainties from the impact of COVID-19, including potential limits on its access to financial and capital markets.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

During this period, the Company began managing the variable portion of its cost structures to better align with revenue, including cost of goods sold related to consumer spending on sporting events. The Company also reduced external marketing spend during this period of disruption. Significant or prolonged decrease in consumer spending on entertainment or leisure activities could adversely affect the demand for product offerings, reducing cash flows and revenues, and thereby materially harming the business, financial condition and results of operations. However, assuming sports return this year, even without audiences, the Company does not expect a long-term impact on its financial condition and results of operations. Finally, the Company has business continuity programs in place to ensure that employees are safe and that the businesses continue to function while its employees work remotely.

2.	Summary of Significant Accounting Policies and Practices

Basis of Presentation and Principles of Consolidation

These unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States (“U.S. GAAP”) for interim reporting. Accordingly, certain notes or other information that are normally required by U.S. GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s annual audited consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in connection with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2019. The accompanying condensed consolidated financial statements are unaudited; however, in the opinion of management, they include all normal and recurring adjustments necessary for a fair presentation of the Company’s unaudited condensed consolidated financial statements for the periods presented. Results of operations reported for interim periods are not necessarily indicative of results for the entire year, due to seasonal fluctuations in the Company’s revenue as a result of timing of various sports seasons.

The accompanying unaudited condensed consolidated financial statements include the accounts and operations of the Company. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements relate to and include, but are not limited to, the valuation of equity awards; fair value estimates of embedded derivatives; purchase price allocations, including fair value estimates of intangible assets and long-term contingent liabilities; the estimated useful lives of fixed assets and intangible assets, including internally developed software costs; and accrued expenses.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

Going Concern

Since its inception, the Company has funded its operations primarily with proceeds from sales of convertible preferred stock (including proceeds from convertible debt, which converted into convertible preferred stock and convertible preferred stock which was converted into common stock) and to a lesser extent, borrowings under loan and security agreements. The Company has experienced operating losses for the years ended December 31, 2019 and 2018 and the three months ended March 31, 2020. In addition, as of March 31, 2020, as well as of December 31, 2019, the Company had negative operating cash flows of $50,762 and $78,880, respectively. The Company expects to continue to incur operating losses for the foreseeable future.

Going forward, the Company may require additional financing in order to continue to develop its product and execute on its business plan. However, based on anticipated spend and cash received from the Business Combination and timing of expenditure assumptions, the Company currently expects that its cash will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments for at least the next 12 months from issuance.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company, which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of operating cash and cash reserved for users. The Company maintains cash and cash reserves for users primarily across five financial institutions; however, the vast majority is held with one financial institution within separate bank accounts, which management believes to be of a high credit quality, in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Acquisitions

The Company accounts for business combinations under the acquisition method of accounting, in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, which requires assets acquired and liabilities assumed to be recognized at their fair values on the acquisition date. Any excess of the fair value of purchase consideration over the fair value of the assets acquired less liabilities assumed is recorded as goodwill. The fair values of the assets acquired and liabilities assumed are determined based upon the valuation of the acquired business and involves management making significant estimates and assumptions.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

Cash Reserved for Users

The Company maintains separate bank accounts to segregate users’ funds from operational funds. In certain regulated jurisdictions, user funds are titled to DK Player Reserve, LLC, a wholly-owned subsidiary of the Company, which was organized in the State of Delaware, for the purpose of protecting users’ funds in the event of creditor claims.

Receivables Reserved for Users

User deposit receivables are stated at the amount the Company expects to collect from a payment processor. These arise due to the timing differences between a user’s deposit and the receipt of the payment into the Company’s bank accounts. Receivables also arise as the result of the securitization policies of certain payment processors.

Liabilities to Users

The Company records liabilities for amounts due to users of which the balance consists of user deposits and user winnings less user withdrawals and user losses. Total liabilities to users are fully reserved by the cash reserved for users and receivables reserved for users.

Recently Adopted Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) No. 2018-07, Compensation — Stock Compensation (Topic 718), to simplify the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the new standard, equity-classified non-employee awards are initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement is based on an estimate of the fair value of the equity instruments to be issued. The Company adopted this pronouncement as of January 1, 2020. The adoption of this standard did not have a significant impact on the Company.

3.	Property and Equipment

Property and equipment, net consists of the following:

	March 31, 2020	December 31, 2019

Computer equipment and software	$11,219	$9,685
Furniture and fixtures	6,113	5,891
Leasehold improvements	17,488	17,373
Property and Equipment	34,820	32,949
Accumulated depreciation	(8,448)	(7,004)
Property and Equipment, net	$26,372	$25,945

Depreciation expense on property and equipment was $1,444 and $827 for the three months ended March 31, 2020 and 2019, respectively.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

4.	Intangible Assets and Goodwill

Intangible Assets

The Company has the following intangible assets, net at March 31, 2020:

	Weighted- Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net

Internally developed software	2.28 years	$47,640	$(23,950)	$23,690
State licenses	4.89 years	11,574	(1,127)	10,447
Intangible Assets, net		$59,214	$(25,077)	$34,137

The Company has the following intangible assets, net at December 31, 2019:

	Weighted- Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net

User relationships	—	$3,328	$(3,328)	$—
Internally developed software	2.35 years	43,753	(21,188)	22,565
State licenses	4.86 years	12,003	(629)	11,374
Intangible Assets, net		$59,084	$(25,145)	$33,939

The Company recorded amortization expense of $3,260 and $2,098 for the three months ended March 31, 2020 and 2019, respectively.

Goodwill

Due to COVID-19, the Company determined a triggering event occurred and performed an interim goodwill impairment evaluation to determine the fair value of the reporting unit. The evaluation determined the fair value of the reporting unit exceeded the book value of the reporting unit and, as such, no impairment was recorded during the period ended March 31, 2020.

5.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	March 31, 2020	December 31, 2019

Accounts payable	$28,290	$16,618
Accrued payroll and related expenses	7,188	17,770
Accrued professional fees	10,255	10,344
Accrued operating taxes	3,762	5,745
Accrued other operating expenses	32,578	34,818
Total	$82,073	$85,295

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

6.	Current and Long-term Liabilities

Term Note

In October 2016, the Company entered into an amended and restated loan and security agreement with Pacific Western Bank, which was most recently amended in April 2020 (as amended, the “Credit Agreement”). The Credit Agreement has a maturity date of September 15, 2020. As of March 31, 2020 and December 31, 2019, the Credit Agreement provided a revolving line of credit of up to $50,000. In February 2020, the Company paid off its $6,750 term note outstanding at December 31, 2019. In March 2020, the Company borrowed $44,500 against the available revolving line.

The net facility available from the Credit Agreement for future withdrawals as of March 31, 2020 is $1,019, which represents the $50,000 facility less the $44,500 in funds withdrawn and the $4,481 in letters of credit outlined in Note 13. As of April 25, 2020, all outstanding principal amounts on the revolving line of $44,500 were repaid.

Borrowings under the Credit Agreement bear interest at a variable annual rate equal to the greater of (i) 1.00% above the prime rate then in effect and (ii) 6.50%, and the Credit Agreement requires monthly, interest-only payments. In addition, the Company is required to pay quarterly in arrears a fee equal to 0.25% per annum of the unused portion of the revolving line of credit. Upon the earlier of (i) an Acquisition, as defined in the Credit Agreement, or (ii) the closing of an initial public offering, in either case, the Company will also be required to pay a success fee to Pacific Western Bank in the amount of $600 or $650 if the outstanding principal amount exceeds $45,000 at any time. Beginning on March 13, 2020, the principal amount borrowed exceeded $45,000.

As of December 31, 2019, the Company did not meet all financial and non-financial covenants per the Credit Agreement; however, the Company has received waivers from Pacific Western Bank for all covenants not met. As of March 31, 2020, the Company was in full compliance with all financial and non-financial covenants per the Credit Agreement.

Borrowings under the Credit Agreement are secured by a first lien on all issued and outstanding shares of capital stock of the Company’s subsidiaries (except for any foreign subsidiaries, for which 65% of such capital stock is pledged) and on all assets, including intellectual property.

Pursuant to the Credit Agreement, the Company is required to maintain substantially all depository, operating and investment accounts, excluding amounts related to the Company’s gaming business, with Pacific Western Bank. The Company is also subject to certain affirmative and negative covenants until maturity. These covenants include limitations on the Company’s ability to incur additional indebtedness and to pay dividends. Obligations under the Credit Agreement are subject to acceleration upon the occurrence of specified events of default, including failure to comply with covenants.

Amounts outstanding were recorded as current liabilities in the condensed consolidated balance sheets as of March 31, 2020 and December 31, 2019. The interest rate in effect was 6.5% and the Company recorded interest expense of $197 and $61 for the three months ended March 31, 2020 and 2019, respectively, which is included in interest income (expense), net in the condensed consolidated statements of operations.

Preferred Stock Investor in Series F Note

On September 26, 2019, the Company entered into share redemption agreements with certain funds managed by the Preferred Stock Investor in Series F (the “Preferred Stock Investor in Series F Funds”), pursuant to which the Company repurchased and redeemed shares of its preferred stock held by the Preferred Stock Investor in Series F Funds (the “Preferred Stock Investor in Series F Redemption”). Most of the consideration paid by DraftKings in connection with the Preferred Stock Investor in Series F Redemption, equaling approximately $11,000, was paid by the issuance of promissory notes to certain of the Preferred Stock Investor in Series F Funds (the “Preferred Stock Investor in Series F Notes”). The Preferred Stock Investor in Series F Notes have a maturity date of the earlier of September 26, 2021 and the date on which DraftKings closes an equity financing with gross proceeds to DraftKings of at least $100 million. Until December 31, 2019, unpaid interest will accrue on the Preferred Stock Investor in Series F Notes at a rate of 2.33% per annum, computed on a basis of a 365-day year and payable annually in arrears. Following December 31, 2019, unpaid interest will accrue at a rate of 7.5% per annum, computed on a basis of a 365-day year and payable annually in arrears. Upon any event of default, as defined in the Preferred Stock Investor in Series F Notes, and at the option and upon the declaration of the holder thereof, the Preferred Stock Investor in Series F Notes will accelerate, and all principal and unpaid accrued interest will become due and payable.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

The Preferred Stock Investor in Series F Notes are subordinated to the Credit Agreement and any indebtedness or debentures, notes or other such indebtedness issued in exchange for the Credit Agreement, pursuant to a subordination agreement entered into by and among the relevant Preferred Stock Investor in Series F Funds, the Company and Pacific Western Bank, dated as of September 25, 2019.

In March 2020, the Preferred Stock Investor extinguished $11,000 of promissory notes in exchange for Series F redeemable convertible preferred stock at $2.55 per share. The 4,314 shares issued carry the same price per share, conversion ratio, voting rights and all other qualities of Series F redeemable convertible preferred stock outlined in Note 8. No fees were incurred in connection with the cancellation of the promissory notes and issuance of Series F redeemable convertible preferred stock.

Indirect Taxes

Taxation of e-commerce is becoming more prevalent which could negatively affect the Company’s business and its users. The ultimate impact of indirect taxes on the Company’s business is uncertain, as is the period required to resolve this uncertainty. The Company’s estimated contingent liability for indirect taxes represents the Company’s best estimate of tax liability in jurisdictions in which the Company believes taxation is probable. The Company frequently reevaluates its tax positions for appropriateness.

Indirect taxation laws are complex and subject to differences in application and interpretation. Tax authorities may impose indirect taxes on Internet-delivered activities based on statutes and regulations which, in some cases, were established prior to the advent of the Internet and do not apply with certainty to the Company’s business. The Company’s estimated contingent liability for indirect taxes may be materially impacted by future indirect tax audit results, litigation and settlements, should they occur. The Company’s activities by jurisdiction may vary from period to period, which could result in differences in the applicability of indirect tax from period to period.

As of March 31, 2020 and December 31, 2019, the Company’s estimated contingent liability for indirect taxes was $39,523 and $35,899, respectively. This is recorded within other long-term liabilities on the condensed consolidated balance sheets and general and administrative expenses in the condensed consolidated statements of operations.

Deferred Rent

In conjunction with its newly leased business facilities, the Company receives incentives from landlords for tenant owned leasehold improvements. These short-term and long-term amounts are recorded as deferred rent reported in the accounts payable, accrued expenses and other long-term liabilities sections of the condensed consolidated balance sheets. These amounts are released ratably over the lease term, with an offset to current period lease expense. For the three months ended March 31, 2020, rent expense has been reduced by $87 due to the release of the deferred rent balance. Short-term and long-term deferred rent balances as of March 31, 2020 are $1,156 and $9,629, respectively. At December 31, 2019, the short-term and long-term balances of deferred rent are $1,125 and $9,747, respectively.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

7.	Convertible Promissory Notes

Beginning in December 2019, DraftKings issued subordinated convertible promissory notes to certain investors (the “Convertible Notes”). The aggregate principal amount outstanding under the Convertible Notes was approximately $109,165 at March 31, 2020 and $69,123 at December 31, 2019. Interest accrues on the Convertible Notes at a rate of 10% per annum and is automatically capitalized and added to the outstanding principal amount of each Convertible Note on each anniversary of the date of issuance of such Convertible Note. The Convertible Notes may only be prepaid with the consent of the holders of a majority of the then-outstanding principal amount (the “Majority Holders”). In connection with issuance of the Convertible Notes, the Company incurred fees in the amount of 1.5% of the gross proceeds, payable to a related party as described in Note 12. These fees are capitalized as debt issuance costs and are recorded in the convertible promissory notes in the condensed consolidated balance sheets. The amount owed to the related party is recorded in accounts payable and accrued expenses in the condensed consolidated balance sheets.

The Convertible Notes automatically convert into equity upon (i) a business combination transaction that results in common shares of DraftKings, its successor or a new parent company being listed on a national securities exchange (a “Qualified Business Combination”), (ii) the issuance of equity securities of DraftKings that results in DraftKings receiving a minimum of $100,000 in proceeds (a “Qualified Financing”) or (iii) an initial public offering of the equity securities of DraftKings pursuant to a registration statement under the Securities Act of 1933, as amended (an “IPO”). In the case of a Qualified Business Combination, the outstanding principal and interest on the Convertible Notes will convert into listed common shares of DraftKings, its successor or the new parent entity, as applicable, at a price per share equal to (i) in the case of the closing of the Private Investment in Public Entity (“PIPE”) Transaction, the price paid by the cash investors purchasing PIPE Shares in the PIPE Transaction and (ii) in all other cases, the volume weighted average trading price of such shares for the five consecutive trading days ending on the trading day immediately preceding the closing of the Qualified Business Combination. In the case of a Qualified Financing, the outstanding principal and interest on the Convertible Notes will convert into the equity securities sold to the cash investors in such Qualified Financing, at a price per share equal to the price paid by the cash investors in such Qualified Financing. In the case of an IPO, the outstanding principal and interest on the Convertible Notes will convert into the equity securities sold in such IPO, at a price per share equal to the initial public offering price.

At the election of the Majority Holders, the Convertible Notes are convertible into equity upon the issuance of equity securities of DraftKings that results in DraftKings receiving less than $100,000 in proceeds (a “Non-Qualified Financing”). In the case of a Non-Qualified Financing, the outstanding principal and interest on the Convertible Notes will convert into the equity securities sold to the cash investors in such Non-Qualified Financing, at a price per share equal to the price paid by the cash investors in such Non-Qualified Financing.

In the event of a combination, consolidation or merger, other than a Qualified Business Combination, or a transfer of more than 50% of the voting power of DraftKings’ stock to stockholders that were not stockholders on the date of issuance of the Convertible Notes, the Company will be obligated to repay the Convertible Notes an amount equal to the outstanding principal and interest, plus a prepayment premium equal to 15% of the original principal amount.

In addition to the foregoing, in the event that the Convertible Notes remain outstanding on December 16, 2022 (the “CN Maturity Date”), the Convertible Notes will convert as of the CN Maturity Date into shares of a newly created series of DraftKings’ preferred stock having substantially the same rights, privileges and preferences as DraftKings’ existing Series F Preferred Stock at a conversion price equal to $3.31 (as adjusted for any stock split, stock dividend, combination, recapitalization or similar transaction).

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

The Convertible Notes are subordinated to the Credit Agreement and any indebtedness or debentures, notes or other such indebtedness issued in exchange for the Credit Agreement, pursuant to a subordination agreement entered into by and among the holders of the Convertible Notes, DraftKings and Pacific Western Bank.

The Convertible Notes have a provision requiring the repayment of the notes at a premium upon a change of control, which constitutes an embedded compound derivative that is being accounted for separately. Each reporting period, the Company will record the derivative liability at fair value, with any changes in fair value recorded in the condensed consolidated statements of operations. The Company determined that the fair value of this embedded compound derivative was $721 at March 31, 2020 and $457 at December 31, 2019. The derivative was recorded as a debt discount and will be amortized as interest expense using the effective interest method. The Company recorded total interest expense of $2,426 and $0 for the three months ended March 31, 2020 and 2019, respectively.

The Convertible Notes converted as part of the Business Combination that occurred on April 23, 2020, as described in Note 17.

8.	Redeemable Convertible Preferred Stock

The Company had the following shares of preferred stock authorized and outstanding at March 31, 2020:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value

Series E-1 redeemable convertible preferred stock	54,901	54,901	$119,832
Series F redeemable convertible preferred stock	78,445	59,663	149,785
Total	133,346	114,564	$269,617

The Company had the following shares of preferred stock authorized and outstanding at December 31, 2019:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value

Series E-1 redeemable convertible preferred stock	54,901	54,901	$119,752
Series F redeemable convertible preferred stock	78,445	55,349	138,619
Total	133,346	110,250	$258,371

In March 2020, the Company issued 4,314 shares of Series F preferred stock in settlement of $11,000 promissory notes, as described in Note 6.

As of March 31, 2020, the Company had 54,901 and 59,663 shares of Series E-1 and Series F convertible preferred stock with conversion rates of approximately 1.57, and 2.55 per share, respectively.

As of December 31, 2019, the Company had 54,901 and 55,349 shares of Series E-1 and Series F convertible preferred stock with conversion rates of approximately 1.57 and 2.55 per share, respectively.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

Voting

Each holder of each series of preferred stock shall be entitled to vote on all matters and shall be entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s shares of preferred stock could be converted, as defined below. Except as otherwise required by law, or by the provisions of the Certificate of Incorporation, the holders of preferred stock shall vote together with the holders of common stock as a single class.

Dividends

The holders of Series E-1 and Series F preferred stock are generally not entitled to any dividends. However, no dividends shall be declared or paid on shares of any other classes or series of capital stock of the Company, unless the holders of preferred stock first receive a dividend, with the preferred stock dividend calculated in such a manner that it would result in preferred shareholders receiving stock dividends greater than common stockholders. As of March 31, 2020, no dividends have been declared for either Series E-1 or Series F.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series E-1 or Series F shall be entitled to be paid out of the assets of the Company on a pari passu basis before any payments are made to the holders of common stock.

Conversion

Each share of preferred stock is convertible at the option of the holder by dividing the original issue price by the applicable conversion price. The original issue prices for Series E-1 and Series F were approximately $2.20 and $2.55, respectively. The conversion prices in effect as of March 31, 2020 for Series E-1 and Series F preferred stock are approximately $1.57 and $2.55, respectively, which result in share conversion factors of approximately 1.40 for Series E-1 and 1.00 for Series F. As of March 31, 2020, if all preferred stock converts to common stock, the Company would issue 77,132 and 59,664 shares of common stock to the holders of Series E-1 and Series F, respectively. The above conversion prices are subject to adjustment, as defined in the Certificate of Incorporation.

On April 23, 2020, the outstanding preferred stock of the Company converted as part of the Business Combination with DEAC as described in Note 17.

Redemption

At any time on or after August 17, 2023, with respect to the Series E-1, the Series E-1 majority and with respect to the Series F, the Series F majority (each as defined in the Certificate of Incorporation) may request to redeem the applicable original issue price per share, plus all declared but unpaid dividends on each series of preferred stock, in three annual installments commencing not more than sixty days after receipt by the Company of a written notice requesting redemption. Due to this contingent redemption feature that is outside of the Company’s control and, accordingly, pursuant to ASC 480-10-S99, the preferred shares are recorded at their redemption value, outside of stockholder’s equity (mezzanine equity). Subsequent to the date of the Business Combination Agreement, the instruments will be assessed to determine whether it is probable of the instruments being redeemed as a result of a contingency being resolved. When it is deemed probable, the fair value will be adjusted to the new estimate of the fair value in that period.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

9.	Common Stock

Per the Company’s Ninth Amended and Restated Certificate of Incorporation, the Company is authorized to issue 735,000 shares of $0.001 par value common stock. As of March 31, 2020 and December 31, 2019, 390,900 and 389,610, respectively, shares of $0.001 par value common stock were issued and outstanding.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to the preferential dividend rights of the preferred stockholders. No dividends have been declared through March 31, 2020.

10.	Stock-Based Compensation

The Company issues three types of option awards: Time Based, Long Term Incentive Plan (“LTIP”) and Performance-Based Stock Compensation Plan (“PSP”). The Time Based option awards are cliff vesting options that have a term of 10 years and vest over a 4 year period. LTIP awards are performance-based stock compensation that generally utilize long-term financial metrics to incentivize key executives and align growth objectives between executives and the Company. PSP awards are short-term performance-based, depending on the Company’s performance. The LTIP and PSP awards vest based on meeting one or a combination of targets measured through revenue, stock price and annual earnings before interest, taxes, depreciation and amortization targets.

The following table shows stock option activity for the three months ended March 31, 2020 and 2019:

	Number of Options				Weighted-Average Exercise	Weighted-Average Remaining Term	Aggregate Intrinsic
	Time Based	PSP	LTIP	Total	Price	(in Years)	Value

Outstanding at December 31, 2018	66,527	5,161	40,189	111,877	$0.84	8.15	$69,765
Granted	900	—	240	1,140	1.52
Exercised	(265)	—	—	(265)	0.47
Forfeited	(271)	(14)	—	(285)	1.15
Outstanding at March 31, 2019	66,891	5,147	40,429	112,467	$0.84	7.92	$76,079

Outstanding at December 31, 2019	78,772	11,233	45,817	135,822	$1.01	7.64	$203,431
Granted	—	—	—	—	—
Exercised	(1,626)	(20)	—	(1,646)	1.44
Forfeited	(104)	(5)	—	(109)	1.21
Outstanding at March 31, 2020	77,042	11,208	45,817	134,067	$1.02	7.43	$199,665

Vested and Expected to Vest Time Based*				75,318	0.85	6.81	122,259
PSP**				10,714	1.44	8.67	11,480
LTIP**				8,568	1.21	8.17	11,129

**Adjusted for assumed forfeitures.

**Adjusted for assumed forfeitures, excludes expected vesting due to Business Combination.

As of March 31, 2020, total unrecognized stock-based compensation expense of $14,855 related to unvested share-based compensation arrangements granted is expected to be recognized over a weighted-average period of 2.38 years. Total stock-based compensation expense of $4,842 and $4,831 was recognized for the three months ended March 31, 2020 and 2019, respectively.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

11.	Income Taxes

Three months ended March 31, 2020 and March 31, 2019 comparison:

	Three months ended March 31,
	2020	2019

Provision for income taxes	$9	$8

The effective tax rates for the three months ended March 31, 2020 and 2019 were (.01)% and (.03)%, respectively. The difference between the Company’s effective tax rates for the 2020 and 2019 periods and the U.S. statutory tax rate of 21% was primarily due to nondeductible expenses and a full valuation allowance related to the company’s net deferred tax assets. The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all the deferred tax assets will not be realized.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”).  The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19.  As of March 31, 2020, the Company has analyzed the provisions of the CARES Act and determined it did not have a significant impact to the Company.

12.	Related-Party Transactions

Media Purchase Agreement (“MPA”)

In July 2015, the Company entered into a MPA with a related party purchaser for various media placements from 2015 through 2018. The MPA was amended to extend through 2021. The annual commitment for calendar years 2017 through 2021 was $15,000 per year, plus an additional contingent commitment of $5,000 per year. The contingent commitment relates to the Company’s allocation of its non-integration advertising with other advertisers. Effective January 2019, the future minimum commitments related to the MPA were reduced to $15,000 in aggregate through December 31, 2021 ($5,000 per year) and the contingent commitment was removed. If the Company satisfies the $15,000 commitment prior to December 31, 2021, the MPA will expire unless the Company elects to extend the MPA through the next NFL season with no required minimum. The Company recorded expense of $3,470 and $2,128 related to the MPA for the three months ended March 31, 2020 and 2019, respectively, in sales and marketing expenses in the condensed consolidated statements of operations. As of March 31, 2020 and December 31, 2019, $1,563 and $2,413, respectively, of MPA contractual obligations were unpaid and included in accounts payable and accrued expenses in the condensed consolidated balance sheets.

Private Placement Agent

In March 2015, the Company entered into an engagement letter with a related party (the “Private Placement Agent”), pursuant to which the related party served as a private placement agent for DraftKings in connection with DraftKings’ Series E and Series E-1 preferred stock financings. The engagement letter terminated in June 2018. Of the Company’s Series E-1 redeemable convertible preferred stock issued and outstanding, $119,832 and $119,752 as of March 31, 2020 and December 31, 2019, respectively, is held by the related party. Redeemable convertible preferred stock is discussed in Note 8. In connection with the Company’s Series E-1 redeemable convertible preferred stock issuance, no fees were incurred during the three months ended March 31, 2020 and 2019.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

The Company also entered into an engagement letter in August 2019, as amended in December 2019, with the Private Placement Agent. Pursuant to the engagement letter, the Private Placement Agent has acted as the exclusive financial advisor to DraftKings, and the Company has agreed to pay certain acquisition and financing fees in connection with potential transactions. As of the three-months ended March 31, 2020 and March 31, 2019 the Company incurred $601 and $0, respectively, of fees with the Private Placement Agent.

Receivables from Equity Method Investment

The Company provides office space and general operational support to DKFS, LLC, an equity-method affiliate. The operational support is primarily general and administrative support services. As of March 31, 2020 and December 31, 2019, the Company had $1,040 and $959, respectively, of receivables from the entity related to these services, which are included within current assets in the condensed consolidated balance sheets.

13.	Commitments and Contingencies

Leases

The Company rents its corporate office facilities under long-term lease arrangements in Boston, MA; Las Vegas, NV; Jersey City, NJ; New York, NY and Dublin, Ireland. The terms of the leases include scheduled base rent increases, and obligations to pay for a proportionate share of each property’s operating costs and tax escalations as defined in each lease. The total amount of rental payments due over each lease term is charged to rent expense ratably over the life of each lease.

Total rent expense for the three months ended March 31, 2020 and 2019 was $3,083 and $2,191, respectively.

Future minimum lease payments are as follows:

Years ending December 31,
From April 1, 2020 to December 31, 2020	$7,464
2021	8,300
2022	8,374
2023	8,292
2024	7,310
Thereafter	23,685
Total	$63,425

The rest of this page is intentionally left blank

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

Other Contractual Obligations and Contingencies

The Company is a party to several non-cancelable contracts with vendors where the Company is obligated to make future minimum payments under the terms of these contracts as follows:

Years ending December 31,
From April 1, 2020 to December 31, 2020(a)	$42,184
2021	45,948
2022	24,285
2023	13,689
2024	4,950
Thereafter	4,100
Total	$135,156
(a) 2020 balance includes $14,965 of contingent success fees

In connection with the Business Combination as described in Note 17, the Company has entered into success fee arrangements with third-party advisors that would require the Company to pay the Private Placement Agent, a related party as described in Note 12, a fee of $5,000 for services in connection with the consummation. The Company also has agreements with two separate advisors for a total fee of $2,315 for services in connection with the consummation of the DraftKings Merger.

In addition, as described in Note 6, upon the earlier of (i) an Acquisition, as defined in the Credit Agreement, or (ii) the closing of an initial public offering, in either case, the Company will also be required to pay a success fee to Pacific Western Bank in the amount of $650. This success fee has not been recorded in the condensed consolidated balance sheets or condensed consolidated statement of operations as at March 31, 2020. All contingent success fee became payable when the Business Combination was approved on April 23, 2020.

Litigation

From time to time, and in the ordinary course of business, the Company may be subject to certain claims, charges and litigation. Much of civil litigation to which the Company is a party relates to advertising and consumer protection matters. The majority of these cases were consolidated into a multi-district litigation (“MDL”) in February 2016 in the U.S. District Court for the District of Massachusetts, along with claims against other entities and individuals within the DFS industry (the “DFS defendants”). On November 27, 2019, the Court granted in part and denied in part the DFS defendants’ motions to compel arbitration. The Company intends to vigorously defend itself. While the Company does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on the Company’s financial condition, the outcome could be material to the Company’s financial results for any particular period, depending, in part, upon the results for such period.

Letters of Credit

In connection with the Credit Agreement with Pacific Western Bank, the Company has entered into several letters of credit totaling $4,481 as of March 31, 2020 and December 31, 2019 for the Company’s leases of office space. Refer to Note 6 for further discussion of the Credit Agreement.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

14.	Revenue Recognition

Deferred Revenue

The Company included deferred revenue within accrued expenses and liabilities to users in the condensed consolidated balance sheets. The deferred revenue balances were as follows:

	Three months ended March 31,
	2020	2019

Deferred revenue, beginning of the period	$20,760	$13,581
Deferred revenue, end of the period	24,094	14,704
Revenue recognized in the period from amounts included in deferred revenue at the beginning of the period	5,470	2,983

Deferred revenue primarily represents contract liabilities related to the Company’s obligation to transfer future value in relation to period transactions in which the Company has received consideration. Such transactions give rise to liabilities when issued to users and are recognized as revenue when those liabilities are resolved. The Company included deferred revenue within accrued expenses and liabilities to users on the condensed consolidated balance sheets at March 31, 2020 and December 31, 2019.

Revenue Disaggregation

Disaggregation of revenue for the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended March 31,
	2020	2019

Online Gaming(a)	$83,705	$65,290
Other	4,837	2,802
Total revenue	$88,542	$68,092

(a)	Online Gaming includes DFS, iGaming and Sportsbook. These revenue streams have similar attributes and the same pattern of recognition.

15. Loss Per Share

The computation of loss per share and weighted-average shares of the Company’s common stock outstanding for the periods presented are as follows:

	Three months ended March 31,
	2020	2019

Net loss	$(68,680)	$(29,554)
Less: accretion of preferred share issuance costs	(246)	(378)
Net loss attributable to common stockholders	$(68,926)	$(29,932)

Basic and diluted weighted-average common shares outstanding	390,620	384,213

Loss per share attributable to common stockholders:
Basic and diluted	$(0.18)	$(0.08)

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

There were no preferred or other dividends declared for the period. For the periods presented, the following securities and Convertible Notes described in Note 7 were not required to be included in the computation of diluted shares outstanding:

	Three months ended March 31,
	2020	2019

Warrants	515	12,264
Stock options	134,067	112,467
Convertible Notes(a)	31,631	—
Total	166,213	124,731

(a)	Represents the conversion of the outstanding balance plus accrued interest divided by the stated conversion price of $3.31. These notes are contingently issuable as of March 31, 2020.

16.	Segment Information

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company level.

The Company attributes revenue to individual countries based on the location of the Company’s customers. The Company’s products are primarily sold from the United States, Canada, United Kingdom, Germany, Malta, Netherlands, Ireland, Austria and Australia.

The following table presents the Company’s revenue by geographic region for the periods indicated:

	Three months ended March 31,
	2020	2019

United States	$90,810	$67,170
Other	(2,268)	922
Total revenue	$88,542	$68,092

As of March 31, 2020 and December 31, 2019, the Company did not have material assets located outside of the United States.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

17.	Subsequent Events

Business Combination

On April 23, 2020, the shareholders of DEAC, a Delaware corporation approved the Business Combination, by and among DEAC, DraftKings, SBTech, DEAC Nevada, Merger Sub and certain other parties thereto, pursuant to which (i) DEAC merged with and into DEAC Nevada, with DEAC Nevada surviving the merger (the “reincorporation”), (ii) following the reincorporation, Merger Sub merged with and into DraftKings, with DraftKings surviving the merger (the “DK Merger”) and the stockholders of DraftKings received shares of Class A common stock and one stockholder of DraftKings also received shares of Class B common stock of New DraftKings (as defined below) and (iii) immediately following the DK Merger, DEAC Nevada acquired all of the issued and outstanding share capital of SBTech for a combination of cash and stock consideration. DraftKings and SBTech are now wholly-owned subsidiaries of DEAC Nevada, which was renamed “DraftKings Inc.” and is referred to herein as “New DraftKings”. The Business Combination resulted in the Company receiving $484,886 in gross proceeds on April 24, 2020.

Under the BCA, DEAC agreed to combine with DraftKings and SBTech for approximately $2,700,000, of which (a) approximately $2,055,000  was paid to (i) the current equity holders of DraftKings and (ii) holders of vested options and warrants exercisable for DraftKings equity in the form of newly issued options and warrants of New DraftKings exercisable for New DraftKings Class A common stock and (b) approximately €590,000 paid to the SBTech shareholders and holders of vested in-the-money options exercisable for equity of SBTech, consisting of  (i) €180,000 in cash, subject to customary net debt and working capital adjustments, as well as certain other specified items (the “Cash Consideration”) in respect of the SBTech shares and 30% of the in-the-money vested SBTech options (“Cashed-Out SBTech Options”) and (ii) approximately €410,000 in the form of shares of New DraftKings Class A common stock, and in the form of newly issued in-the-money vested options of New DraftKings exercisable for New DraftKings Class A common stock. Outstanding options exercisable for DraftKings or SBTech equity (other than Cashed-Out SBTech Options, for which the holders will receive a portion of the Cash Consideration for such options) were converted into options exercisable for shares of New DraftKings Class A common stock. After the execution of the BCA, but before the Closing, DraftKings granted restricted stock units to certain of its employees, which were converted into restricted stock units denominated in New DraftKings Class A common stock.

Upon the Closing, the mandatory conversion feature upon a business combination was triggered for the Convertible Notes described in Note 7, causing a conversion of the $109,165 outstanding principal amount of these Convertible Notes and any unpaid accrued interest in equity securities at a specified price. The noteholders received 11,254 shares of Class A common stock in New DraftKings as result of the conversion.

Upon the Closing, the Redeemable Convertible Preferred Stock described in Note 8 was exchanged as part of the consideration to the Company. The 114,564 shares of outstanding Series E-1 and F preferred redeemable stock were exchanged for 136,796 New DraftKings Class A common stock. The remaining DraftKings common stock holders received 139,731 shares of New DraftKings Class A common stock.

Immediately prior to the Closing, the Company issued 393,014 shares of Class B common stock to Mr. Robins. Upon the Closing, the Class B common stock of DraftKings was exchanged for 393,014 shares of Class B common stock of New DraftKings. Such shares carry 10 votes per share and allow Jason Robins to have 90% of the voting power of the capital stock of New DraftKings on a fully-diluted basis. As these shares have no economic or participating rights, they will be excluded from the calculation of earnings per share of New DraftKings.

DRAFTKINGS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands, except per share data)

New DraftKings has adopted a dual class stock structure comparable to the one in effect at DraftKings as of immediately prior to the Closing, comprised of Class A common stock, which carries one vote per share, and Class B common stock, which carries 10 votes per share. All stockholders of New DraftKings only hold shares of New DraftKings Class A common stock, except for Mr. Robins, who holds shares of New DraftKings Class A common stock and shares of New DraftKings Class B common stock.

The following securities of New DraftKings were issued in the reincorporation: (i) 50,000 shares of New DraftKings Class A common stock, representing (a) currently issued and outstanding public shares of DEAC, and (b) shares of DEAC Class A common stock that were issued immediately prior to the reincorporation upon conversion of 10,000 shares of DEAC Class B common stock and (ii) 19,666 shares of New DraftKings Class A common stock underlying the 19,666 warrants to purchase shares of DEAC Class A common stock that were converted into warrants to purchase shares of New DraftKings Class A common stock in connection with the Business Combination.

The Company considers events or transactions that occur after the balance sheet date, but before the condensed consolidated financial statements are issued, to provide additional evidence relative to certain estimates or identify matters that require additional disclosures. The Company evaluated subsequent events through May 15, 2020, the date on which the condensed consolidated financial statements were available to be issued. The condensed consolidated financial statements reflect those material items that arose after the balance sheet date, but prior to this date that would be considered recognized subsequent events.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of DraftKings Inc., a Delaware corporation (“DraftKings,” “we,” “us” and “our”) should be read together with our unaudited condensed interim consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019, together with related notes thereto, and our pro forma financial information as of and for the three-month period ended March 31, 2020 included elsewhere in this amendment to our current report on Form 8-K, which was originally filed with the SEC on April 29, 2020 (as originally filed, the “Super 8-K” and, as amended hereby, the “Amended Super 8-K”). The discussion and analysis should also be read together with our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and the sections entitled “Business of DraftKings and SBTech” and “DraftKings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the Super 8-K. The following discussion contains forward-looking statements. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward Looking Statements.” Certain amounts may not foot due to rounding.

Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the section titled “DraftKings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the Super 8-K.

Financial Highlights and Trends

The following table sets forth a summary of our financial results for the periods indicated:

	Three months ended March 31,
	2020	2019
	(in thousands)
Revenue	$88,542	$68,092
Net Loss	(68,680)	(29,554)
Adjusted EBITDA (1)	$(49,460)	$(20,416)

___________________________

(1)	Adjusted EBITDA is a non-GAAP financial measure. See “—Non-GAAP Information” below for additional information about Adjusted EBITDA, and for a reconciliation to net loss, the most directly comparable U.S. GAAP financial measure.

Our revenue growth in the first quarter of 2020 compared to the first quarter of 2019 reflected growth in Monthly Unique Payers (“MUPs”) and Average Revenue per MUP (“ARPMUPs”), as discussed below, reflected the launch of our online Sportsbook offering in Indiana, New Hampshire, Pennsylvania and West Virginia, in the third and fourth quarters of 2019 and Iowa in the first quarter of 2020, coupled with continued growth in customer engagement through February 2020. The outbreak of the COVID-19 pandemic resulted in the suspension, postponement and cancellation of major sports seasons and sporting events, which had an adverse impact on our results of operations beginning in March 2020. We expect our business and results of operations to be adversely impacted until traditional sports seasons and events resume.

Typically, during the March and April time periods, we would have significant user interest and activity in our Sportsbook product offerings for sporting events across the major European Soccer competitions, NBA, NCAA college basketball tournament, the Masters golf tournament and the NHL. The suspension, postponement and cancellation of play have reduced customers’ use of, and spending on, our DFS and Sportsbook product offerings and have caused us to issue refunds for canceled events. However, our product offerings that do not rely on major sports seasons and sporting events, such as iGaming, have continued to generate revenue at a similar pace as they did prior to the outbreak of the COVID-19 pandemic. We have also focused on delivering more content that does not rely on major sports seasons and sporting events, for example products that allow people to wager on eSports, such as simulated NASCAR and League of Legends. While our revenue from such products increased substantially in March 2020, their increased contribution has not and is not expected to materially offset the revenue decline from our Sportsbook product offerings. We are also continuing to manage the variable portion of our cost structure to better align with our revenue. Additionally, our business continuity programs have successfully enabled our employees to remain safe and work remotely.

1

Assuming sports return by the end of the year, even without audiences, we do not expect a long-term financial impact on our financial condition and results of operations. However, the ultimate impact of COVID-19 on our financial and operating results is unknown and will depend on the length of time that these disruptions exist and whether the sports seasons and sporting events will ultimately be suspended, postponed or cancelled.

The Business Combination

The Business Combination was consummated on April 23, 2020. As the accounting acquirer of SBTech, we have preliminarily allocated the estimated purchase price of approximately $981 million (reflecting certain estimated purchase price adjustments and seller costs to be borne by New DraftKings pursuant to the BCA) to SBTech’s assets and liabilities in the pro forma balance sheet included elsewhere in this Amended Super 8-K. This resulted in, among other adjustments, pro forma increases of approximately $11 million in property, plant and equipment, $264 million in amortizable intangible assets and $702 million in goodwill, compared to our balance sheet as of March 31, 2020. The fair value measurement period for the SBTech Acquisition will remain open for up to 12 months after the consummation of the Business Combination while we await further information and analyses to determine the acquisition date fair values of certain acquired assets and assumed liabilities. We plan to integrate SBTech’s platform, services, assets and know-how with our operations over time, which we expect to result in integration-related costs as well as substantial synergies and provide us with important competitive advantages. Expected synergies include implementation of SBTech’s proprietary sportsbook technology (transitioning from an external provider), integration of corporate management and shared service functions and processes and the ability to attract skilled IT engineering professionals in lower-cost regions.

The DK Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. SBTech was treated as an acquired company for financial statement reporting purposes. The Business Combination is expected to have several significant impacts on our future reported financial position and results, as a consequence of reverse capitalization treatment (with respect to DEAC) and acquisition accounting (with respect to SBTech). These include an estimated increase in cash (as compared to our balance sheet at March 31, 2020) of $399 million. This pro forma cash amount is net of  (x) approximately $201 million in cash consideration paid to SBTech shareholders (including estimated purchase price adjustments pursuant to the BCA and certain seller transaction costs to be paid by us), (y) total non-recurring transaction costs estimated at approximately $55.9 million, in addition to $9.3 million in transaction costs paid by us through March 31, 2020 (including acquisition-related advisory fees in connection with the Business Combination and deferred underwriting commissions in connection with DEAC’s initial public offering, but excluding certain seller costs to be paid by New DraftKings) and (z) other transaction-related costs (including bonuses contingent on DEAC shareholder redemptions not exceeding a specified threshold, redemptions of certain shares and the payment of certain transaction-related and other payables of DEAC). A portion of the transaction costs will be treated as a reduction of equity (i.e., the deferred underwriting commissions and costs pertaining to the reverse recapitalization) and a portion will be expensed in the second quarter of 2020 (i.e., merger-related costs). See “Unaudited Pro Forma Condensed Combined Financial Information.” and Note 17 (Subsequent Events) to our unaudited interim condensed consolidated financial statements included elsewhere in this Amended Super 8-K.

2

Key Performance Indicators

Monthly Unique Payers (“MUPs”). The number of unique paid users (“payers”) that use our product offerings on a monthly basis is a key metric of our user growth. The chart below presents our MUPs for the three months ended March 31, 2020 and 2019, respectively:

Average Revenue per MUP (“ARPMUP”).   The average revenue per MUP represents our ability to drive usage and monetization of our product offerings. The chart below presents our ARPMUP for the three months ended March 31, 2020 and 2019, respectively:

Our period-on-period evolution of MUPs and ARPMUP reflects the impact of the COVID-19 pandemic for approximately three weeks in March 2020. If traditional sports seasons and events do not resume in the short-term, we expect our MUPs and ARPMUP trend to be adversely impacted.

Non-GAAP Information

This Amended Super 8-K includes Adjusted EBITDA, which is a non-GAAP performance measure that we use to supplement our results presented in accordance with U.S. GAAP. We believe Adjusted EBITDA is useful in evaluating our operating performance, as it is similar to measures reported by our public competitors and is regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

3

We define and calculate Adjusted EBITDA as net income or loss before the impact of interest income or expense, income tax expense and depreciation and amortization, and further adjusted for the following items: stock-based compensation, transaction-related costs, litigation, settlement and related costs and certain other non-recurring, non-cash and non-core items, as described in the reconciliation below.

We include this non-GAAP financial measure because it is used by management to evaluate DraftKings’ core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted EBITDA excludes certain expenses that are required in accordance with U.S. GAAP because they are non-recurring (for example, in the case of transaction-related costs), non-cash (for example, in the case of depreciation and amortization, stock-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense and legal settlement costs).

The table below presents our Adjusted EBITDA reconciled to our net loss, the closest U.S. GAAP measure, for the periods indicated:

	Three months ended March 31,
	2020	2019
(in thousands)
Net loss	$(68,680)	$(29,554)
Adjusted for:
Depreciation and amortization	4,704	2,925
Interest (income) expense, net	2,351	(661)
Income tax expense	9	8
Stock-based compensation	4,842	4,831
Transaction-related costs (1)	5,652	-
Litigation, settlement and related costs (2)	1,330	887
Other non-recurring costs and special project costs (3)	129	1,148
Non-operating costs (4)	203	-
Adjusted EBITDA	$(49,460)	$(20,416)

____________________________

(1)	Mainly includes advisory, consulting, accounting and legal expenses in connection with the Business Combination (as defined in “— The Business Combination”), including related evaluation, negotiation and integration costs, and capital-raising activities.

(2)	Includes primarily litigation settlement costs and external legal costs related to litigation deemed unrelated to our core business operations.

(3)	Includes primarily consulting, advisory and other costs relating to non-recurring items and special projects, including, for the three months ended March 31, 2019, the costs of our move to our new Boston headquarters and executive search costs and, for the three months ended March 31, 2020, implementation of internal controls over financial reporting.

(4)	Includes our equity method share of an investee’s losses, as the investee’s operations are unrelated to our core business operation.

4

Results of Operations

Three Months Ended March 31, 2020 Compared to the Three Months Ended March 31, 2019

The following table sets forth a summary of our consolidated results of operations for the interim periods indicated, and the changes between periods.

	Three months ended March 31,
	2020	2019	$ Change	% Change
(in thousands, except percentages)
Revenue	$88,542	$68,092	$20,450	30.0%
Cost of revenue	43,416	21,552	21,864	101.4%
Sales and marketing	53,706	36,845	16,861	45.8%
Product and technology	18,041	13,089	4,952	37.8%
General and administrative	39,496	26,813	12,683	47.3%
Loss from operations	(66,117)	(30,207)	(35,910)	118.9%
Interest income (expense), net	(2,351)	661	(3,012)	n.m.
Loss before income tax expense	(68,468)	(29,546)	(38,922)	131.7%
Income tax expense	9	8	1	12.5%
Loss from equity method investment	203	0	203	n.m.
Net loss	$(68,680)	$(29,554)	$(39,126)	132.4%

n.m. = not meaningful

Revenue.   Revenue increased by $20.5 million, or 30.0%, to $88.5 million in the three months ended March 31, 2020 from $68.1 million in the three months ended March 31, 2019. The increase was attributable primarily to the launch of our online Sportsbook offering in Indiana, New Hampshire, Pennsylvania and West Virginia, in the third and fourth quarters of 2019 and Iowa in the first quarter of 2020, as well as a period-on-period increase in revenue from existing geographies despite a March decline due to the outbreak of the COVID-19 pandemic. While revenue related to our traditional sports offerings declined substantially in mid-March 2020, our iGaming product offerings continued to perform well through the end of the quarter. Period-on-period, MUPs and ARPMUP increased 16.4% and 11.7%, respectively.

Cost of Revenue.   Cost of revenue increased by $21.9 million, or 101.4%, to $43.4 million in the three months ended March 31, 2020 from $21.6 million in the three months ended March 31, 2019, reflecting the expanded product and geographic footprint described above. Half of the increase came from taxes and revenue sharing agreements that are associated with our expansion into new markets. Of the remaining increases in cost of revenue, most are associated with platform costs, which we are working to reduce through our business combination with SBTech, and processing fees, which scale with our user base and level of engagement. Cost of revenue as a percentage of revenue increased by 17.3 percentage points to 49.0% in the three months ended March 31, 2020 from 31.7% in the three months ended March 31, 2019, reflecting our investment in new geographies and changed revenue mix. In general, our Sportsbook and iGaming product offerings produce revenue at a higher cost per revenue dollar relative to our DFS offering. We expect gross margins to remain at lower than normal levels, as iGaming remains our primary source of revenue until the resumption of traditional sports seasons and events.

Sales and Marketing.   Sales and marketing expense increased by $16.9 million, or 45.8%, to $53.7 million in the three months ended March 31, 2020 from $36.8 million in the three months ended March 31, 2019. The increase was due mainly to increased advertising and marketing spend to increase awareness and user acquisition for our Sportsbook and iGaming offerings, particularly in newly launched states, as well as increases in strategic partnerships, headcount and marketing technology and support costs. Sales and marketing expense accounted for 60.7% of our revenue in the three months ended March 31, 2020 compared to 54.0% in the three months ended March 31, 2019, an increase of 6.7 percentage points. We substantially decreased our advertising expenditures in mid-March 2020 upon the outbreak of the COVID-19 pandemic.

Product and Technology.  Product and technology expense increased by $5.0 million, or 37.8%, to $18.0 million in the three months ended March 31, 2020 from $13.1 million in the three months ended March 31, 2019. The increase was driven mainly by product operations and engineering headcount, which increased to 425 as of March 31, 2020 from 326 as of March 31, 2019. Product and technology expense accounted for 20.3% of our revenue in the three months ended March 31, 2020 compared to 19.2% in the three months ended March 31, 2019, an increase of 1.1 percentage points.

5

General and Administrative.  General and administrative expense increased by $12.7 million, or 47.3%, to $39.5 million in the three months ended March 31, 2020 from $26.8 million in the three months ended March 31, 2019. The increase was driven by $5.7 million in costs related to the Business Combination, higher personnel costs reflecting headcount growth, additions to our indirect tax loss contingency reserves and higher rent and facilities costs following our headquarters move in the first quarter of 2019. General and administrative expenses accounted for 44.6% of our revenue in the three months ended March 31, 2020 compared to 39.4% in the three months ended March 31, 2019, an increase of 5.3 percentage points.

Interest Income (Expense). We had interest expense of $2.4 million in the three months ended March 31, 2020 and interest income of $0.6 million in the three months ended March 31, 2019. Substantially all of our interest expense in the first quarter of 2020 relates to interest on our outstanding Convertible Notes, as described in Note 7 to our unaudited interim condensed consolidated financial statements included elsewhere in this Amended Super 8-K.

Net Loss.   Net loss increased by $39.1 million to $68.7 million in the three months ended March 31, 2020 from $29.6 million in the three months ended March 31, 2019, for the reasons discussed above.

Liquidity and Capital Resources

We had $97.1 million in cash and cash equivalents as of March 31, 2020 (excluding player cash, which we segregate from our operating cash balances on behalf of our paid users for all jurisdiction and products). On a pro forma basis, assuming the Business Combination closed on that date, our cash and cash equivalents would have amounted to $496 million at March 31, 2020. We believe our operating cash flows, together with our cash on hand and the cash obtained as a result of the Business Combination is sufficient to meet our current working capital and capital expenditure requirements for a period of at least twelve months from the date of this Amended Super 8-K.

Debt

We had $154.7 million in debt outstanding as of March 31, 2020, comprised of Convertible Notes (excluding capitalized issuance costs and discounts) and amounts drawn under our revolving credit facility. The Convertible Notes were converted into shares of New DraftKings’ Class A common stock upon the consummation of the Business Combination, with the noteholders receiving 11,255 shares of New DraftKings’ Class A common stock.

We have a revolving credit facility with Pacific Western Bank with a current limit of $50.0 million. The facility is scheduled to mature on September 15, 2020. As of March 31, 2020, we had $44.5 million outstanding under the facility and another $4.5 million was applied to the issuance of letters of credit in connection with our office leases. We repaid the outstanding $44.5 million in April 2020, and $45.5 million was available for borrowing under the revolving credit facility as of the date of this Amended Super 8-K.

6

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Three months ended March 31,
	2020	2019
(in thousands)
Net cash used by operating activities	$(50,762)	$(16,394)
Net cash used in investing activities	(6,329)	(13,777)
Net cash provided by financing activities	77,657	7,371
Net increase (decrease) in cash	20,566	(22,800)
Cash at beginning of period	76,533	117,908
Cash at end of period	$97,099	$95,108

Operating Activities. Net cash used in operating activities during the three months ended March 31, 2020 increased by $34.4 million, or 209.6%, to $50.8 million from $16.4 million during the same period in 2019, mainly reflecting our higher net loss, for the reasons discussed above, net of non-cash cost items.

Investing Activities.   Net cash used in investing activities during the three months ended March 31, 2020 decreased by $7.4 million, or 54.1%, to $6.3 million from $13.8 million during the same period in 2019. The decrease reflected mainly a reduction in the purchase of property and equipment, as the first quarter of 2019 included leasehold improvements and other expenditures related to our move to our new Boston headquarters.

Financing Activities.   Net cash provided by financing activities during the three months ended March 31, 2020 increased by $70.3 million to $77.7 million from $7.4 million during the same period in 2019. The first quarter 2020 amount mainly included net proceeds from the issuance of Convertible Notes.

Commitments and Contingencies

In connection with the closing of the Business Combination, we will be required to pay certain transaction costs, which are classified as current obligations as of March 31, 2020. The Convertible Notes were converted to shares of New DraftKings’ Class A common stock, as discussed above, upon the closing of the Business Combination. See Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this Amended Super 8-K for a summary of our commitments as of March 31, 2020.

As of March 31, 2020, we had contingencies for various indirect operating taxes amounting to $40.0 million.

Quantitative and Qualitative Disclosures About Market Risk

We have in the past and may in the future be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. Our exposure to these risks was not material as of March 31, 2020. As a result of the Business Combination, we expect to be exposed to foreign currency translation risks in future periods, as we will be required to translate SBTech’s results from Euro, SBTech’s functional currency, to U.S. dollars, our parent company’s functional currency. We may also become exposed to foreign currency transaction risk related to SBTech’s transactions in currencies other than the Euro.

7

Exhibit 99.3

SBTECH (GLOBAL) LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of €)

		March 31,	December 31,
	Note	2020	2019
		Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		9,143	8,144
Trade receivables, net		20,835	24,745
Other current assets		3,212	3,258

Total current assets		33,190	36,147

NON-CURRENT ASSETS:
Intangible assets, net		26,197	26,094
Right-of-use assets		25,497	25,779
Property and equipment, net		9,821	9,930
Deferred tax assets		623	597
Other non-current assets		357	306

Total non-current assets		62,495	62,706

TOTAL ASSETS		95,685	98,853

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

SBTECH (GLOBAL) LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of €)

		March 31,	December 31,
	Note	2020	2019
		Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables		9,484	8,127
Lease liabilities		3,889	3,516
Other accounts payable and accrued expenses		16,620	11,176

Total current liabilities		29,993	22,819

NON-CURRENT LIABILITIES:
Lease liabilities		22,373	22,749
Accrued severance pay, net		505	408
Total non-current liabilities		22,878	23,157

SHAREHOLDERS’ EQUITY:	3
Share capital		3	3
Actuarial reserve		(178)	(139)
Retained earnings		42,158	51,956

Equity attributable to owners of the parent		41,983	51,820

Non-controlling interest		831	1,057
Total shareholders’ equity		42,814	52,877

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		95,685	98,853

/s/ Richard Carter	/s/ Shay Berka	May 15, 2020
Richard Carter Chief Executive Officer	Shay Berka Chief Financial Officer	Date of approval of financial statements

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

SBTECH (GLOBAL) LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of €)

	Three months ended March 31,
	2020	2019
	Unaudited
Revenue	22,594	21,899
Cost of revenue	15,601	12,016
Gross profit	6,993	9,883
Operating expenses:
Research and development expenses	5,865	4,014
Selling and marketing expenses	2,734	2,730
General and administrative expenses	4,756	2,258
Profit (loss) from operations	(6,362)	881
Financial income	9	-
Financial expenses	511	318
Profit (loss) before tax	(6,864)	563
Tax expenses	121	80
Net profit (loss)	(6,985)	483

Other comprehensive income (loss):
Items not reclassified to profit or loss in subsequent periods
Re-measurements of accrued severance pay	(78)	7
Total comprehensive income (loss) for the period	(7,063)	490

Net profit (loss) for the period attributed to:
Owners of the parent	(6,798)	465
Non-controlling interest	(187)	18
	(6,985)	483

Total comprehensive income (loss) for the period attributed to:
Owners of the parent	(6,837)	469
Non-controlling interest	(226)	21
	(7,063)	490

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

SBTECH (GLOBAL) LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of €)

For the three months ended March 31, 2020 (Unaudited):	Equity attributable to owners of the parent
	Share capital	Actuarial reserve	Retained earnings	Total	Non-controlling interest	Total Shareholders’ equity
Balance at January 1, 2020	3	(139)	51,956	51,820	1,057	52,877
Changes during the period:
Net loss	-	-	(6,798)	(6,798)	(187)	(6,985)
Other comprehensive loss	-	(39)	-	(39)	(39)	(78)
Total comprehensive loss	-	(39)	(6,798)	(6,837)	(226)	(7,063)
Dividend declared*	-	-	(3,000)	(3,000)	-	(3,000)
Balance at March 31, 2020	3	(178)	42,158	41,983	831	42,814

*Refer also to Note 6F.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

SBTECH (GLOBAL) LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of €)

For the three months ended March 31, 2019 (Unaudited):	Equity attributable to owners of the parent
	Share capital	Actuarial reserve	Retained earnings	Total	Non-controlling interest	Total Shareholders’ equity
Balance at January 1, 2019	3	(65)	57,928	57,866	583	58,449
Changes during the period:
Net profit	-	-	465	465	18	483
Other comprehensive income	-	4	-	4	3	7
Total comprehensive income	-	4	465	469	21	490
Dividend declared	-	-	(750)	(750)	-	(750)
Dividend declared and paid	-	-	(4,250)	(4,250)	-	(4,250)
Balance at March 31, 2019	3	(61)	53,393	53,335	604	53,939

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

SBTECH (GLOBAL) LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of €)

	Three months ended March 31,
	2020	2019
	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	(6,985)	483
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	4,673	3,458
Decrease (increase) in trade receivables	3,967	(259)
Decrease in other current assets	46	1,571
Decrease in other non-current assets	7	24
Increase in deferred tax assets	(26)	(62)
Increase (decrease) in trade payables	1,385	(2,156)
Increase in other accounts payable and accrued expenses	2,384	287
Interest charged on lease liabilities	96	160
Increase in accrued severance pay, net	19	33
Income tax expenses	147	142
Cash generated from operations	5,713	3,681
Income tax paid	(87)	(310)
Net cash provided by operating activities	5,626	3,371

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(659)	(1,245)
Increase in deposits	(58)	-
Purchase of software and licenses	(5)	(128)
Internally generated intangible assets	(2,936)	(3,283)
Net cash used in investing activities	(3,658)	(4,656)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	(4,250)
Principal paid on lease liabilities	(884)	(801)
Net cash used in financing activities	(884)	(5,051)
Effects of exchange rate changes on cash and cash equivalents	(85)	(5)
Net increase (decrease) in cash and cash equivalents	999	(6,341)
Cash and cash equivalents at the beginning of the period	8,144	20,731
Cash and cash equivalents at the end of the period	9,143	14,390

Non-cash activities

Dividend declared*	3,000	750

*Refer also to Note 3A and 6F.

The accompanying notes are an integral part of the unaudited condensed interim financial statements

SBTECH (GLOBAL) LIMITED

Notes to UNAUDITED condensed interim financial statements

(in thousands of €, except when specified otherwise)

NOTE 1 - GENERAL:

1.	SBTech (Global) Limited (the “Company”) and its subsidiaries (together, the “Group”) was founded in July, 2007 in Gibraltar and since November 2016 has been domiciled in 33-37 Athol Street, Douglas, Isle of Man, IM1 1LB (Company number 014119V). The Group is an industry-leading developer of proprietary iGaming platform and sports betting software and solutions for remote gaming operators. These services are provided on a business-to-business basis.

2.	Recently, the outbreak of the novel coronavirus (“COVID-19”) has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. COVID-19 presents material uncertainty and risk with respect to the Group, its performance, and its financial results and could adversely affect the Group’s financial information. The direct impact on the Group’s normal business operations is primarily through the suspension, postponement and cancellation of major sports seasons and sporting events globally. The status of most of these sporting events is that they are postponed or unknown as to when they will restart, including whether sports seasons will be completed either in part or in their entirety on a delayed schedule. Assuming sports return this year, even without audiences, the Group does not expect a long-term impact on its financial condition and results of operations. Finally, the Group has business continuity programs in place to ensure that employees are safe and that the businesses continue to function while its employees work remotely. The Group has been closely monitoring the new working environment for their employees and have not experienced any adverse impact on its ability to continue to operate its business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed in the preparation of the financial information, on a consistent basis, are set out below.

Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2019 annual consolidated financial statements.

The Group has applied the same accounting policies and methods of computation in its unaudited interim consolidated financial statements as in its 2019 annual consolidated financial statements, except for those that relate to new standards, interpretations and amendments effective for the first time for periods beginning on January 1, 2020, as described below.

SBTECH (GLOBAL) LIMITED

Notes to UNAUDITED condensed interim financial statements

(in thousands of €, except when specified otherwise)

Use of estimates and assumptions in the preparation of the financial statements

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in its last annual consolidated financial statements.

New standards, interpretations and amendments effective from January 1, 2020

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The amendments to the definition of material does not have significant impact on the Group’s consolidated financial statements.

New standards, interpretations and amendments not yet effective

Amendments to IAS 1: Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that “settlement” includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments to IAS 1 do not have significant impact on the Group’s consolidated financial statements.

SBTECH (GLOBAL) LIMITED

Notes to UNAUDITED condensed interim financial statements

(in thousands of €, except when specified otherwise)

NOTE 3 - SHAREHOLDERS’ EQUITY:

A.	Composed as follows as of March 31, 2020:

	Authorized	Issued and outstanding
	Amount
Ordinary shares of USD 0.1 per share	72,000	40,800

Composed as follows as of December 31, 2019:

	Authorized	Issued and outstanding
	Amount
Ordinary shares of USD 0.1 per share	72,000	40,800

Ordinary shares confer upon their holders the rights to receive notice to participate and vote in general meeting of the Group, and the right to receive dividends if declared.

B.	Dividend
1.	On January 30, 2020 the Group’s board of directors declared a dividend in a total amount of 3,000 (€73.53 per share) to its shareholders (Refer also to Note 6F).
2.	On January 10, 2019 the Group’s board of directors declared a dividend in a total amount of 5,000 (€122.55 per share) to its shareholders. The Group paid on January 16, 2019 and April 1, 2019 amount of 4,250 and 750 respectively.

C.	Share based payment

On July 20, 2011 the Company established a share option plan (the “Plan”). The Company has assigned up to 15% of its share capital as a pool for options. According to the Plan, the exercise of the granted options depends on two main cumulative conditions, the maturity of the options after a certain vesting period and the occurrence of a Transaction Event. A Transaction Event is defined in the Plan as any (i) merger, consolidation or reorganization of the Company with one or more other entities in which the Company is not the surviving entity; (ii) sale of all or substantially all of the assets or shares of the Company to another entity; or (iii) IPO. As of March 31, 2020, the Group does not expect the occurrence of the Transaction Event to be considered as probable. Thus, no expense has been recorded.

	March 31, 2020
	Number of options	Weighted average exercise price (€)

Outstanding at beginning of period	5,893	2,330
Granted	-	-
Outstanding at end of period	5,893	2,330

SBTECH (GLOBAL) LIMITED

Notes to UNAUDITED condensed interim financial statements

(in thousands of €, except when specified otherwise)

	March 31, 2019
	Number of options	Weighted average exercise price (€)

Outstanding at beginning of period	5,217	927
Granted	-	-
Outstanding at end of period	5,217	927

NOTE 4 - REVENUE:

Major customers (in thousands and as a percentage of total revenue)

	Three months ended March 31,
	2020		2019
	€	%	€	%
Customer A	13,127	58%	9,720	44%
Customer B	1,157	5%	2,085	10%
Customer C	718	3%	1,740	8%
Customer D	573	3%	828	4%
Others	7,019	31%	7,526	34%
	22,594	100%	21,899	100%

NOTE 5 - RELATED PARTIES:

The unpaid balance of the Group’s related party loan as of March 31, 2020 and March 31, 2019 was 1,436 and 1,407, respectively.

SBTECH (GLOBAL) LIMITED

Notes to UNAUDITED condensed interim financial statements

(in thousands of €, except when specified otherwise)

NOTE 6 - SUBSEQUENT EVENTS:

A.	On April 23, 2020 (the “Closing”), the shareholders of Diamond Eagle Acquisition Corp., a Delaware corporation (“DEAC”), approved the business combination agreement, dated as of December 22, 2019 (as amended on April 7, 2020, the “BCA” or the “Business Combination Agreement”, and the transactions contemplated thereby, the “Business Combination”), by and among DEAC, DraftKings Inc., a Delaware corporation (“Old DK”), SBTech (Global) Limited (“SBT”), DEAC NV Merger Corp., a Nevada corporation and a wholly-owned subsidiary of DEAC (“DEAC Nevada”), DEAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of DEAC (“Merger Sub”) and certain other parties thereto, pursuant to which (i) DEAC merged with and into DEAC Nevada, with DEAC Nevada surviving the merger (the “reincorporation”), (ii) following the reincorporation, Merger Sub merged with and into Old DK, with Old DK surviving the merger (the “DK Merger”) and the stockholders of Old DK receiving shares of Class A common stock and one stockholder of Old DK also receiving shares of Class B common stock of New DraftKings (as defined below) and (iii) immediately following the DK Merger, DEAC Nevada acquired all of the issued and outstanding share capital of SBT for a combination of cash and stock consideration. DraftKings and SBT are now wholly-owned subsidiaries of DEAC Nevada, which was renamed “DraftKings Inc.” and is referred to herein as “New DraftKings”.

Under the BCA, DEAC agreed to combine with Old DK and SBT for approximately USD 2,700,000, of which (A) approximately USD 2,055,000  was paid to (i) the current equity holders of Old DK in the form of shares of Class A common stock of New DraftKings and (ii) holders of vested options and warrants exercisable for Old DK equity in the form of newly issued options and warrants of New DraftKings exercisable for New DraftKings Class A common stock and (B) approximately €590,000 was paid to the SBT shareholders and holders of vested in-the-money options exercisable for equity of SBT, consisting of  (i) €180,000 in cash, subject to customary net debt and working capital adjustments as well as certain other specified items (the “Cash Consideration”) in respect of the SBT shares and 30% of the in-the-money vested SBT options (“Cashed-Out SBT Options”) and (ii) approximately €410,000 in the form of shares of New DraftKings Class A common stock, and in the form of newly issued in-the-money vested options of New DraftKings exercisable for New DraftKings Class A common stock. Outstanding options exercisable for DraftKings or SBT equity (other than Cashed-Out SBT Options, for which the holders will receive a portion of the Cash Consideration for such options) were converted into options exercisable for shares of New DraftKings Class A common stock. After the execution of the BCA, DraftKings granted restricted stock units to certain of its employees, which were converted into restricted stock units denominated in New DraftKings Class A common stock.

SBTECH (GLOBAL) LIMITED

Notes to UNAUDITED condensed interim financial statements

(in thousands of €, except when specified otherwise)

B.	Upon the Closing, the performance condition in the share options granted under the Plan described in Note 3C was satisfied. The Group recognized cumulative share-based payment expense of approximately 9,984 for earned and exercisable options, where the requisite service condition has also been met.

C.	In connection with the anticipated Business Combination, the Group entered into an agreement with a financial advisor. Pursuant to the agreement, the Group agreed to pay for success fees equal to (i) USD 2.5 million (€2.2 million), in the event the sale included participation by a special purpose acquisition company (“SPAC”), or (ii) USD 2 million (€1.8 million), in the event that the sale does not include participation by a SPAC. Upon Closing, USD 2.5 million (€2.2 million) success fees to financial advisor were settled through consideration paid to the Group’s shareholders.

D.	Immediately prior to Closing, and pursuant to covenants set forth in the Business Combination Agreement, the Group acquired all of the non-controlling interest in Gaming Tech Ltd. (“Gaming Tech”) for total consideration of 3,000, bringing its total ownership of Gaming Tech to 100%.

E.	Upon Closing, and pursuant to covenants outlined in the Business Combination Agreement, the Group settled its loan receivable balance of 1,438 with a related party, including interest.

F.	On April 16, 2020, the Group obtained a dividend waiver from its shareholders and cancelled the declared dividend described in Note 3B.

Exhibit 99.4

SBT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of SBTech (Global) Limited (“SBTech”) should be read together with SBTech’s unaudited condensed interim consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019, together with the related notes thereto, and the pro forma financial information as of March 31, 2020 and for the three-month period then ended and for the year ended December 31, 2019 included elsewhere in this amendment to the current report on Form 8-K, which was originally filed with the SEC on April 29, 2020 (as originally filed, the “Super 8-K” and, as amended hereby, the “Amended Super 8-K”). The discussion and analysis should also be read together with SBTech’s audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the sections entitled “Business of DraftKings and SBTech” and “SBTech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the Super 8-K. The following discussion contains forward-looking statements. SBTech’s actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements,” incorporated by reference into the Super 8-K. Certain amounts in tables and narrative may not foot due to rounding.

Financial Highlights and Trends

The following table sets forth a summary of SBTech’s financial results for the periods indicated:

	Three months ended March 31,
	2020	2019
	(€ in thousands)
Revenue	€22,594	€21,899
Gross profit	6,993	9,883
Net profit (loss) after tax	€(6,985)	€483

SBTech’s revenue growth in the first quarter of 2020 compared to the first quarter of 2019 reflects growth in customers using SBTech’s platform. SBTech’s period-on-period revenue growth through March 10, 2020 was approximately 19%, and growth declined by 51% period-on-period from March 11, 2020 through the end of the quarter due to the outbreak of the COVID-19 pandemic, which resulted in the suspension, postponement and cancellation of major sports seasons and sporting events, and the cybersecurity incident described below.

SBTech expects its business and results of operations to be adversely impacted by the COVID-19 pandemic until traditional sports seasons and events resume. SBTech’s business continuity programs have successfully enabled its employees to remain safe and work remotely. Assuming sports return by the end of 2020, even without audiences, SBTech does not expect a long-term financial impact on its financial condition and results of operations. However, the ultimate impact of COVID-19 on SBTech’s financial and operating results is unknown and will depend on the length of time that these disruptions exist and whether the sports seasons and sporting events will ultimately be suspended, postponed or cancelled.

On March 27, 2020, SBTech detected a ransomware attack on its network (the “cybersecurity incident”). SBTech immediately shut down its data centers. The operation of the sports betting and iGaming services of SBTech’s customers was interrupted as a result of the cybersecurity incident. SBTech informed relevant regulatory authorities and notified affected partners and customers. SBTech believes it is in compliance with applicable regulatory requirements related to the cybersecurity incident. None of SBTech’s customers have terminated services with SBTech since the cybersecurity incident or notified SBTech of their intention to do so.

The interruption to the operations of its customers led SBTech to compensate its customers for down time, with immaterial financial impact to SBTech and DraftKings to date. SBTech’s investigation concluded that the impact of the cybersecurity incident was successfully mitigated, and also included recommendations for security improvements to SBTech’s network and its information technology controls. DraftKings is in the process of implementing these recommendations. The duration and cost of implementation have not yet been determined.

1

Results of Operations

Three Months Ended March 31, 2020 Compared to the Three Months Ended March 31, 2019

The following table sets forth a summary of SBTech’s consolidated results of operations for the interim periods indicated, and the changes between periods.

	Three months ended March 31,
	2020	2019	€Change	% Change
	(€ in thousands)
Revenue	€22,594	€21,899	€695	3.2%
Cost of revenue	15,601	12,016	3,585	29.8%
Operating expenses:
Research and development expenses	5,865	4,014	1,851	46.1%
Selling and marketing expenses	2,734	2,730	4	0.1%
General and administrative expenses	4,756	2,258	2,498	110.6%
Profit (loss) from operations	(6,362)	881	(7,243)	n.m.
Financial income	9	-	9	n.m.
Financial expense	511	318	193	60.7%
Profit (loss) before tax	(6,864)	563	(7,427)	n.m.
Tax expenses	121	80	41	51.3%
Net profit (loss)	€(6,985)	€483	€(7,468)	n.m.

n.m. = not meaningful

Revenue. Revenue increased by €0.7 million, or 3.2%, to €22.6 million in the three months ended March 31, 2020 from €21.9 million in the three months ended March 31, 2019 driven by the growth in customers using SBTech’s platform in the United States and Europe, offset by a decline in revenue in the second half of March due primarily to the outbreak of the COVID-19 pandemic and also due to the adverse impact in the last four days of March of the cybersecurity incident.

Cost of Revenue. Cost of revenue increased by €3.6 million, or 29.8%, to €15.6 million in the three months ended March 31, 2020 from €12.0 million in the three months ended March 31, 2019. The increase was driven mainly by an increase in amortization of capitalized internally developed software costs in prior periods, higher personnel costs reflecting headcount growth, and costs associated with the investigation and remediation of the cybersecurity incident.

Research and Development. Research and development expenses increased by €1.9 million, or 46.1%, to €5.9 million in the three months ended March 31, 2020 from €4.0 million in the three months ended March 31, 2019. The increase was due primarily to headcount additions. Research and development expenses accounted for 25.9% of SBTech’s revenue in the three months ended March 31, 2020 compared to 18.3% in the three months ended March 31, 2019, an increase of 7.6 percentage points.

Selling and Marketing. Selling and marketing expenses stayed consistent at €2.7 million in the three-month periods ended March 31, 2020 and March 31, 2019, a result of a modest increase in headcount related to sales and marketing, offset by cost savings related to an annual conference in the first quarter of 2020.

General and Administrative. General and administrative expense increased by €2.5 million, or 110.6%, to €4.8 million in the three months ended March 31, 2020 from €2.3 million in the three months ended March 31, 2019. The increase was driven by transaction costs related to the Business Combination, including additional headcount to provide management support for the platform’s growing footprint, as well as bad debt expense related to the insolvency of two customers.

2

Net Profit (Loss). Net loss was €7.0 million in the three months ended March 31, 2020 compared to net profit of €0.5 million in the three months ended March 31, 2019, for the reasons discussed above.

Non-IFRS Information

This Amended Super 8-K includes Adjusted EBITDA, which is a non-IFRS performance measure that SBTech uses to supplement its results presented in accordance with IFRS. DraftKings’ management believes Adjusted EBITDA is useful in evaluating SBTech’s operating performance, as it is similar to measures reported by other companies and is regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

SBTech defines and calculates Adjusted EBITDA as net profit (loss) before the impact of financial income or expense, income tax expense and depreciation and amortization, and further adjusted for transaction-related costs and non-operating costs, as described in the reconciliation below.

SBTech includes this non-IFRS financial measure because it is used by management to evaluate SBTech’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted EBITDA excludes certain expenses that are required in accordance with IFRS because they are non-recurring (for example, in the case of transaction-related costs), non-cash (for example, in the case of depreciation and amortization) or are not related to our underlying business performance (for example, in the case of financial income and expense).

The table below presents our Adjusted EBITDA reconciled to our net loss, the closest IFRS measure, for the periods indicated:

	Three months ended March 31,
	2020	2019
	(€ in thousands)
Net income (loss)	€(6,985)	€483
Adjusted for:
Depreciation and amortization	4,673	3,458
Financial expense, net	502	318
Income tax expense	121	80
Transaction-related costs (1)	838	—
Adjusted EBITDA	€(851)	€4,339

(1)	Mainly includes consulting and accounting expenses in connection with the Business Combination.

The decline in Adjusted EBITDA period-on-period was due mainly to the adverse impact of the COVID-19 pandemic beginning in March, higher personnel costs reflecting headcount growth and €1.3 million in costs related to the remediation of the cybersecurity incident. See “—Results of Operations” above.

Liquidity and Capital Resources

SBTech had €9.1 million in cash and cash equivalents as of March 31, 2020, no debt for borrowed money and €26.3 million in lease liabilities. Following the Business Combination, the liquidity needs of the combined company will be determined based on the needs and strategy of the combined business, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Amended Super 8-K and “DraftKings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business of DraftKings and SBTech” incorporated by reference into the Super 8-K.

3

Cash Flows

The following table summarizes SBTech’s cash flows for the periods indicated:

	Three months ended March 31,
	2020	2019
	(€ in thousands)
Net cash provided by operating activities	€5,626	€3,371
Net cash used in investing activities	(3,658)	(4,656)
Net cash used by financing activities	(884)	(5,051)
Effects of exchange rate changes on cash	(85)	(5)
Net increase (decrease) in cash	999	(6,341)
Cash and cash equivalents at beginning of period	8,144	20,731
Cash and cash equivalents at end of period	€9,143	€14,390

Operating Activities. Net cash provided by operating activities during the three months ended March 31, 2020 increased by €2.3 million, or 66.9%, to €5.6 million from €3.4 million during the same period in 2019, reflected by an increase in trade payables, other payables and accrued expenses and depreciation and amortization, and a decrease in trade receivables, offset by higher net loss, for the reasons discussed above.

Investing Activities. Net cash used in investing activities during the three months ended March 31, 2020 decreased by €1.0 million, or 21.4%, to €3.7 million from €4.7 million during the same period in 2019. The decrease reflected mainly a reduction in purchases of property and equipment, as well as software and license, and a decrease in the capitalization of internally generated intangibles.

Financing Activities. Net cash used in financing activities during the three months ended March 31, 2020 decreased by €4.2 million, or 82.5%, to €0.9 million from €5.1 million during the same period in 2019. The decrease reflected the distribution of €4.2 million dividend to shareholders in the first quarter of 2019.

Commitments

There were no material changes to the contractual obligations reported in “SBTech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the Super 8-K.

Quantitative and Qualitative Disclosures About Market Risk

SBTech has in the past, and DraftKings may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. SBTech’s exposure to interest rate and financial instruments risk is not material as of March 31, 2020. In addition, SBTech may face customer collection risk in the ordinary course of business. SBTech has been and continues to be exposed to foreign currency transaction risk related to its transactions in currencies other than the Euro. As a result of the Business Combination, DraftKings expects to be exposed to foreign currency translation risks in future periods, as it will be required to translate SBTech’s results from Euro, SBTech’s functional currency, to U.S. dollars, DraftKings’ functional currency.

4

Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this 8-K/A or the original 8-K filed with the SEC on April 29, 2020 (the “Original Report”). Unless the context otherwise requires, the “Company” refers to DraftKings Inc. and its subsidiaries after the Closing, and DEAC prior to the Closing.

Introduction

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions (collectively the “Business Combination”):

•	The Reverse Recapitalization between Merger Sub and DraftKings Inc., a Delaware corporation (“Old DK”);

•	The SBTech Acquisition;

•	The Private Placement; and

•	The issuance of Convertible Notes, which converted into shares of DEAC Class A common stock immediately prior to the consummation of the Business Combination.

DEAC was incorporated as a Delaware corporation on March 27, 2019, and completed its initial public offering on May 14, 2019. DEAC is a blank check company whose purpose is to acquire, through a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. Upon the closing of the IPO, $400.0 million from the net proceeds thereof was placed in a trust account and invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. As of March 31, 2020, DEAC had approximately $405.0 million held in the trust account.

The following describes the two operating entities:

•	Old DK was organized on December 29, 2011, as a Delaware corporation. It was founded with the initial mission of leveraging unique technology, analytics and marketing capabilities to deliver a daily fantasy sports offering. Within a few years, DraftKings became one of the largest and most recognized DFS platforms in the United States.

•	SBTech was incorporated on July 24, 2007, under the laws of Gibraltar. It was originally named Jamtech Limited, subsequently renamed Networkpot Limited and thereafter renamed SBTech (Global) Limited on August 16, 2010.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2020 assumes that the Business Combination occurred on March 31, 2020. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2020 and year ended December 31, 2019 present the pro forma effect of the Business Combination as if it had been completed on January 1, 2019.

The pro forma combined financial statements do not necessarily reflect what DraftKings’ financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical interim financial information of DEAC was derived from the unaudited consolidated financial statements of Diamond Eagle Acquisition Corp. as of March 31, 2020, and for the three months ended March 31, 2020, which are included in DEAC’s 10-Q filed with the SEC on May 15, 2020. The historical financial information of DEAC for the period between March 27, 2019 and December 31, 2019 was derived from the audited consolidated financial statements, which are included in the Original Report. The historical interim financial information of Old DK was derived from DraftKings’ unaudited condensed consolidated financial statements as of March 31, 2020, and for the three months ended March 31, 2020, which are included in this 8-K/A. The historical financial information of Old DK was derived from the audited consolidated financial statements for the year ended December 31, 2019, which are included in the Original Report. The historical interim financial information of SBT was derived from SBT’s unaudited condensed consolidated financial statements as of March 31, 2020, and for the three months ended March 31, 2020, which are included in this 8-K/A. The historical financial information of SBT was derived from the audited consolidated financial statements for the year ended December 31, 2019, which are included in the Original Report.

This information should be read together with DEAC’s, Old DK’s, and SBTech’s audited financial statements and related notes, as well as “DEAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “DraftKings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “SBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Proxy, and other financial information, each of which is incorporated by reference.

The Reverse Recapitalization was accounted for as a reverse merger for which DraftKings was determined to be the accounting acquirer based on the following predominate factors:

•	Old DK has the largest voting interest in DraftKings;

•	The board of directors of DraftKings (the “Board”) has 13 members, and DraftKings has nominated ten members of the Board;

•	Old DK’s former management makes up the vast majority of the management of DraftKings;

•	Old DK is the largest entity by revenue and net income/loss;

•	DraftKings Class B common stock issued to one DraftKings stockholder allows for incremental voting rights;

•	The post-combination company assumed Old DK’s name.

Other factors were considered but they would not change the preponderance of factors indicating that Old DK was the accounting acquirer.

The merger between Old DK and Merger Sub was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, DEAC was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Old DK issuing stock for the net assets of DEAC, accompanied by a recapitalization. The net assets of DEAC are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Recapitalization are those of Old DK. The SBTech Acquisition was treated as a business combination under Financial Accounting Standards Board’s ASC 805, and was accounted for using the acquisition method of accounting. DraftKings recorded the fair value of assets acquired and liabilities assumed from SBTech.

Description of the Business Combination

Pursuant to the Business Combination Agreement, DEAC acquired all of the issued and outstanding equity interests of Old DK and SBTech in exchange for cash and equity. The initial purchase price was based on a combined pre-money enterprise value of Old DK and SBTech, which consists of $195.9 million of cash being transferred to SBTech shareholders (subject to adjustments as defined in the Business Combination Agreement), and the remaining value was in the form of shares of DraftKings’ Class A common stock, options, restricted stock units and warrants of DraftKings and, in the case of Mr. Robins, shares of Class B common stock of DraftKings.

The following summarizes the consideration issued at closing in the Reverse Recapitalization and SBTech Acquisition at a $17.53 share price (as of April 23, 2020):

Total Consideration (in 000s)	Amounts	Shares
Share consideration - DraftKings(2)	$3,620,939	206,557
Cash consideration - SBTech(1)	195,948	-
Share consideration - SBTech(2)	771,044	43,984
Total Merger Consideration	$4,587,931	250,541

_____________________

(1)	Amount is subject to adjustment for the Net Debt Amount and Working Capital Amount, as specified in the Business Combination Agreement. Per the Business Combination Agreement, the cash consideration amount is EUR 180.0 million. Amount was converted using the average EUR to USD rate for the seven consecutive business day period ending on the fifth day prior to the Closing as per the terms of the Business Combination Agreement.

(2)	Represents the estimated fair value of DraftKings common stock issued to Old DK/SBTech stockholders pursuant to the Business Combination Agreement. The estimate is based on shares that were outstanding and options and warrants that vested by the Closing. Amount is subject to adjustment based on an earnout clause included in the BCA. Per the terms of the BCA, a total of six million shares are held in escrow, three million of which will be for the benefit of Old DK/SBTech stockholders. The earnout shares will be paid out in thirds upon the share price of the post-combination company reaching $12.50, $14.00 and $16.00.

The equity share capitalization of DraftKings at close is as follows (including shares issuable pursuant to vested options and warrants that rolled over at the Closing):

Total Capitalization (in 000s)	Shares	%
Old DK rollover equity - DraftKings Class A	206,557	61.5
SBTech rollover equity	43,984	13.1
DEAC public shareholders	39,991	11.9
DEAC Founders Shares	3,659	1.1
DEAC shares issued upon conversion of Convertible Notes	11,255	3.3
DEAC shares issued in PIPE Offering	30,471	9.1
Total Class A Shares	335,917	100.0
DraftKings Class B Shares*	393,014

_____________________

*	DraftKings’ Class B shares were issued to Jason Robins, such shares carry 10 votes per share and allow Jason Robins to have 90% of the voting power of the capital stock of DraftKings on a fully-diluted basis. As these shares have no economic or participating rights, they have been excluded from the calculation of earnings per share.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2020 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020 and the year ended December 31, 2019 are based on the historical financial statements of DEAC, Old DK, and SBTech. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of March 31, 2020
(Amounts in thousands)

	As of March 31, 2020								March 31, 2020
	DraftKings (Historical)	DEAC (Historical)	SBTech (As Adjusted) (Note 3)	Accounting Policies and Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Note 4 - PF)		Purchase Accounting Adjustments (Note 4 - PPA)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$97,099	$158	$10,072	$-	$405,002	A	$(200,991)	A	$496,307
					(14,000)	B
					(41,874)	C
					304,714	E
					(10,000)	L
					(90)	K
					(7,788)	M
					(1,495)	N
					(44,500)	O
Cash reserved for customers	114,865	-	-	-	-		-		114,865
Receivables reserved for customers	10,526	-	-	-	-		-		10,526
Trade receivables, net	-	-	22,952	-	-		-		22,952
Prepaid expenses	-	93	-	(93)	-		-		-
Prepaid expenses and other current assets	16,696	-	-	3,551	-		-		20,247
Other current assets	-	-	3,458	(3,458)	-		-		-
Total current assets	239,186	251	36,482	-	589,969		(200,991)		664,897
Cash and investments held in Trust Account	-	405,002	-	-	(405,002)	A	-		-
Property and equipment, net	26,372	-	10,819	200	-		-		37,391
Intangible assets, net	34,137	-	28,859	(200)	-		235,525	B	298,321
Goodwill	4,738	-	-	-	-		701,987	A	706,725
Equity method investment	2,318	-	-	-	-		-		2,318
Deposits	2,845	-	-	393	-		-		3,238
Deferred tax assets	-	-	686	(686)	-		-		-
Other non-current assets	-	-	393	293	-		-		686
Total Assets	309,596	405,253	77,239	-	184,967		736,521		1,713,576

	As of March 31, 2020								March 31, 2020
	DraftKings (Historical)	DEAC (Historical)	SBTech (As Adjusted) (Note 3)	Accounting Policies and Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Note 4 - PF)		Purchase Accounting Adjustments (Note 4 - PPA)		Pro Forma Combined
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	1,495	-	(1,495)	-		-		-
Accounts payable and accrued expenses	82,073	-	-	28,928	(9,663)	C	-		99,843
					(1,495)	N
Liabilities to customers	125,366	-	-	1,324	-		-		126,690
Term note, current portion	44,500	-	-	-	(44,500)	O	-		-
Settlement liability, current portion	-	-	-	-	-		-		-
Trade payables	-	-	10,448	(10,448)	-		-		-
Other accounts payable	-	-	18,309	(18,309)	-		-		-
Total current liabilities	251,939	1,495	28,757	-	(55,658)		-		226,533
Deferred underwriting commissions	-	14,000	-	-	(14,000)	B	-		-
Other long-term liabilities	49,378	-	-	556	(11,000)	P	4,163	C	43,097
Convertible promissory notes	110,230	-	-	-	(110,230)	D	-		-
Accrued severance pay, net	-	-	556	(556)	-		-		-
Total liabilities	411,547	15,495	29,313	-	(190,888)		4,163		269,630
Class A common stock subject to possible redemption	-	384,758	-	-	(384,758)	F	-		-
Series E-1 Redeemable Convertible Preferred Stock	119,832	-	-	-	(119,832)	H	-		-
Series F Redeemable Convertible Preferred Stock	149,785	-	-	-	(149,785)	H	-		-
Stockholders’ Equity:
Class A common stock	-	-	-	-	1	D	4	A	34
					3	E
					4	F
					1	G
					-	M
					21	H
					-	P
					-	K
Class B common stock	-	1	-	-	(1)	G	-		39
					-	H
					39	Q
Common stock	391	-	-	-	(391)	H	-		-
Share capital	-	-	3	-	-		(3)	D	-
Actuarial reserve	-	-	(196)	-	-		196	D	-

	As of March 31, 2020								March 31, 2020
	DraftKings (Historical)	DEAC (Historical)	SBTech (As Adjusted) (Note 3)	Accounting Policies and Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Note 4 - PF)		Purchase Accounting Adjustments (Note 4 - PPA)		Pro Forma Combined
Additional paid-in capital	695,505	2,210	-	-	(12,180)	C	780,280	A	2,554,642
					112,543	D
					304,711	E
					384,754	F
					2,789	I
					269,987	H
					3,010	J
					(90)	K
					(7,788)	M
					11,000	P
					7,911	Q
Retained earnings	-	2,789	47,204	(49,993)	-		-		-
Accumulated deficit	(1,067,464)	-	-	49,993	(20,031)	C	(47,204)	D	(1,110,769)
					(2,314)	D
					(2,789)	I
					(3,010)	J
					(10,000)	L
					(7,950)	Q
Total parent stockholders’ equity	(371,568)	5,000	47,011	-	1,030,230		733,273		1,443,946
Non-controlling interest	-	-	915	-	-		(915)	D	-
Total stockholders’ equity	(371,568)	5,000	47,926	-	1,030,230		732,358		1,443,946
Total Liabilities and Stockholders’ Equity	309,596	405,253	77,239	-	184,967		736,521		1,713,576

Unaudited Pro Forma Condensed Combined Statement of Operations
for the three months ended March 31, 2020
(Amounts in thousands, except per share data)

	For the Three Months ended March 31, 2020	For the Three Months ended March 31, 2020	For the Three Months ended March 31, 2020						For the Three Months ended March 31, 2020
	DraftKings (Historical)	DEAC (Historical)	SBTech (As Adjusted) (Note 3)	Accounting Policies and Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Note 4 - PF)		Purchase Accounting Adjustments (Note 4 - PPA)		Pro Forma Combined
Revenue	$88,542	$-	$24,903	$-	$-		$-		$113,445
Cost of revenue	43,416	-	16,902	-	-		2,390	AA	62,708
Gross Profit	45,126	-	8,001	-	-		(2,390)		50,737
Operating Expenses:
Sales and marketing	53,706	-	3,084	-	12	DD	-		56,802
General and administrative	39,496	719	5,251	-	(6,576)	AA	26	BB	39,419
					378	DD
					125	EE
Product and technology	18,041	-	-	6,477	21	DD	-		24,539
Research and development expenses			6,477	(6,477)
Total Operating Expenses	111,243	719	14,812	-	(6,040)		26		120,760
(Loss) / Income from Operations	(66,117)	(719)	(6,811)	-	6,040		(2,416)		(70,023)
Interest income (expense)	(2,351)	-	-	(447)	-		-		2,798
Other income - interest on Trust Account	-	1,444	-	-	(1,444)	BB	-		-
Financial Income	-	-	10	(10)	-		-		-
Financial Expenses	-	-	(457)	457	-		-		-
(Loss)/Income before Income Tax Expense	(68,468)	725	(7,258)	-	4,596		(2,416)		(72,821)
Income Tax Expense/(Benefit)	9	246	133	-	1,267	CC	(667)	CC	988
Loss from equity method investment	203	-	-	-	-		-		203
Net (Loss)/Income	(68,680)	479	7,391	-	3,329		(1,749)		(74,012)
Earnings per Share
Weighted average Class A shares outstanding									335,917,094
Loss per share (Basic and Diluted) attributable to Class A common stockholders									$(0.22)

Unaudited Pro Forma Condensed Combined Statement of Operations
for the year ended December 31, 2019
(Amounts in thousands, except per share data)

	For the Year ended December 31, 2019	March 27, 2019 (inception) to December 31, 2019	For the Year ended December 31, 2019						For the Year ended December 31, 2019
	DraftKings (Historical)	DEAC (Historical)	SBTech (As Adjusted) (Note 3)	Accounting Policies and Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Note 4 - PF)		Purchase Accounting Adjustments (Note 4 - PPA)		Pro Forma Combined
Revenue	$323,410	$-	$108,424	$-	$-		$-		$431,834
Cost of revenue	103,889	-	60,649	-	-		14,692	AA	179,275
							45	BB
Gross Profit	219,521	-	47,775	-	-		(14,737)		252,559
Operating Expenses:
Sales and marketing	185,269	-	7,592	-	48	DD	40	BB	192,949
General and administrative	124,868	1,857	13,230	-	(10,472)	AA	1,188	BB	132,684
					1,513	DD
					500	EE
Product and technology	55,929	-	-	20,408	82	DD	-		76,419
Research and development expenses			20,408	(20,408)
Total Operating Expenses	366,066	1,857	41,230	-	(8,329)		1,228		402,052
(Loss) / Income from Operations	(146,545)	(1,857)	6,545	-	8,329		(15,965)		(149,493)
Interest income (expense)	1,348	-	-	(164)	-		-		1,184
Other income - interest on Trust Account	-	5,111	-	-	(5,111)	BB	-		-
Gain on initial equity method investment	3,000	-	-	-	-		-		3,000
Financial Income	-	-	26	(26)	-		-		-
Financial Expenses	-	-	(190)	190	-		-		-
(Loss)/Income before Income Tax Expense	(142,197)	3,254	6,381	-	3,218		(15,965)		(145,309)
Income Tax Expense/(Benefit)	58	944	796	-	(2,002)	CC	(4,414)	CC	(4,618)
Loss from equity method investment	479	-	-	-	-		-		479
Net (Loss)/Income	(142,734)	2,310	5,585	-	5,220		(11,551)		(141,170)
Earnings per Share
Weighted average Class A shares outstanding									335,917,094
Loss per share (Basic and Diluted) attributable to Class A common stockholders									$(0.42)

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Basis of Presentation

The merger between a subsidiary of DEAC and Old DK was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, DEAC was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Old DK issuing stock for the net assets of DEAC, accompanied by a recapitalization. The net assets of DEAC are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Recapitalization are those of Old DK.

As Old DK was determined to be the accounting acquirer in the SBTech Acquisition, the acquisition is considered a business combination under ASC 805, and was accounted for using the acquisition method of accounting. DraftKings recorded the fair value of assets acquired and liabilities assumed from SBTech.

The unaudited pro forma condensed combined balance sheet as of March 31, 2020 assumes that the Business Combination occurred on March 31, 2020. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020 and year ended December 31, 2019 present pro forma effect to the Business Combination as if it had been completed on January 1, 2019. These periods are presented on the basis of Old DK being the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of March 31, 2020 and the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2020 and year ended December 31, 2019 have been prepared using, and should be read in conjunction with, the following:

•	DEAC’s unaudited consolidated balance sheet as of March 31, 2020 and the related notes for the period ended March 31, 2020, included DEAC’s 10-Q filed with the SEC on May 15, 2020;

•	DraftKings’ unaudited consolidated balance sheet as of March 31, 2020 and the related notes for the period ended March 31, 2020, included elsewhere in this 8-K/A; and

•	SBTech’s unaudited consolidated balance sheet as of March 31, 2020 and the related notes for the period ended March 31, 2020, included elsewhere in this 8-K/A. [*]

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	DEAC’s unaudited statement of operations for the period ended March 31, 2020 and the related notes, included in DEAC’s 10-Q filed with the SEC on May 15, 2020;

________________________

*        The historical financial information for SBTech was prepared under IFRS as issued by the IASB. Refer to Footnote 3 for additional details regarding impact of conversion to U.S. GAAP for unaudited pro forma financial information.

•	DraftKings’ unaudited statement of operations for the three months ended March 31, 2020 and the related notes, included elsewhere in this 8-K/A; and

•	SBTech’s audited statement of operations for the three months ended March 31, 2020 and the related notes, included elsewhere in this 8-K/A.*

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared using, and should be read in conjunction with, the following:

•	DEAC’s audited statement of operations for the period between March 27, 2019 and December 31, 2019 and the related notes, included in the 8-K filed with the SEC on April 29, 2020;

•	DraftKings’ audited statement of operations for the twelve months ended December 31, 2019 and the related notes, included in the 8-K filed with the SEC on April 29, 2020; and

•	SBTech’s audited statement of operations for the twelve months ended December 31, 2019 and the related notes, included in the 8-K filed with the SEC on April 29, 2020.*

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the completion of the Business Combination are based on certain currently available information and certain assumptions and methodologies that DraftKings believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. DraftKings believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of DEAC, Old DK, and SBTech.

2.	Accounting Policies and Reclassifications

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align DEAC’s, Old DK’s and SBTech’s financial statement presentation. Management will perform a comprehensive review of DEAC’s, Old DK’s, and SBTech’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the three entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, DEAC had identified differences that would have an impact on the unaudited pro forma condensed combined financial information and recorded the necessary adjustments.

3.	Adjustments to Historical SBTech Financial Information

The historical financial information of SBTech was prepared in accordance with IFRS and presented in Euros. The historical financial information was translated from Euros to U.S. dollars using the following historical exchange rates:

$ / €
Period end exchange rate as of March 31, 2020	1.10
Average exchange rate for three months ended March 31, 2020	1.10
Average exchange rate for twelve months ended December 31, 2019	1.12

In addition, adjustments were made to convert SBTech’s financial information from IFRS to U.S. GAAP, to align SBTech’s accounting policies to those applied by Old DK. Refer to tables below for impacted line items and adjustment amounts in the pro forma condensed combined balance sheet and statements of operations.

Impact on pro forma balance sheet as of March 31, 2020:

	As of March 31, 2020			As of March 31, 2020	As of March 31, 2020
	IFRS SBTech (in EUR)	Total Adjustments (in EUR)		US GAAP SBTech (in EUR)	US GAAP SBTech (in USD)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	€9,143	€-		€9,143	$10,072
Trade receivables, net	20,835	-		20,835	22,952
Other current assets	3,212	(73)	A	3,139	3,458
Total current assets	33,190	(73)		33,117	36,482
NON-CURRENT ASSETS:
Intangible assets, net	26,197	-		26,197	28,859
Right-of-use assets	25,497	(25,497)	A	-	-
Property, plant and equipment, net	9,821	-		9,821	10,819
Deferred tax assets	623	-		623	686
Other non-current assets	357	-		357	393
Total assets	95,685	(25,570)		70,115	77,239
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	9,484	-		9,484	10,448
Lease liabilities	3,889	(3,889)	A	-	-
Other accounts payable	16,620	-		16,620	18,309
Total current liabilities	29,993	(3,889)		26,104	28,757
NON-CURRENT LIABILITIES
Lease liabilities	22,373	(22,373)	A	-	-
Accrued severance pay, net	505	-		505	556
Total non-current liabilities	22,878	(22,373)		505	556
SHARHOLDERS’ EQUITY
Share capital	3	-		3	3
Actuarial reserve	(178)	-		(178)	(196)
Retained earnings	42,158	692	A	42,850	47,204
Equity attributable to owners of the parent	41,983	692		42,675	47,011
Non-controlling interest	831	-		831	915
Total equity	42,814	692		43,506	47,926
TOTAL LIABILITIES AND EQUITY	95,685	(25,570)		70,115	77,239

Impact on pro forma income statement for the three months ended March 31, 2020:

	For the Three Months ended March 31, 2020			For the Three Months ended March 31, 2020	For the Three Months ended March 31, 2020
	IFRS SBTech (in EUR)	Total Adjustments (in EUR)		US GAAP SBTech (in EUR)	US GAAP SBTech (in USD)
Revenue	€22,594	€-		€22,594	$24,903
Cost of revenue	15,601	(266)	A	15,335	16,902
Gross Profit	6,993	266		7,259	8,001
Operating Expenses:
Selling and marketing expenses	2,734	64	A	2,798	3,084
General and administrative expenses	4,756	8	A	4,764	5,251
Research and development expenses	5,865	11	A	5,876	6,477
Total operating costs and expenses	13,355	83		13,438	14,812
Operating income	(6,362)	183		(6,179)	(6,811)
Financial Income	9	-		9	10
Financial Expenses	511	(96)	A	415	457
Profit before tax	(6,864)	279		(6,585)	(7,258)
Tax expenses	121	-		121	133
Net Profit	(6,985)	279		(6,706)	(7,391)

Impact on pro forma income statement for the year ended December 31, 2019:

	For the Year ended December 31, 2019			For the Year ended December 31, 2019	For the Year ended December 31, 2019
	IFRS SBTech (in EUR)	Total Adjustments (in EUR)		US GAAP SBTech (in EUR)	US GAAP SBTech (in USD)
Revenue	€96,857	€-		€96,857	$108,424
Cost of revenue	54,173	6	A	54,179	60,649
Gross Profit	42,684	(6)		42,678	47,775
Operating Expenses:
Selling and marketing expenses	6,772	10	A	6,782	7,592
General and administrative expenses	11,772	47	A	11,819	13,230
Research and development expenses	18,103	128	A	18,231	20,408
Total operating costs and expenses	36,647	185		36,832	41,230
Operating income	6,037	(191)		5,846	6,545
Financial Income	23	-		23	26
Financial Expenses	846	(676)	A	170	190
Profit before tax	5,214	485		5,699	6,381
Tax expenses	638	73		711	796
Net Profit	4,576	412		4,988	5,585

A.	Reflects the reversal of the impact of the adoption and ongoing effects of the accounting treatment of IFRS 16, Leases, recognized by SBTech in their financial statements as of and for the three months ended March 31, 2020, as Old DK, the accounting acquirer, has not yet adopted the similar U.S. GAAP standard under ASC 842, Leases, and operates under ASC 840, Leases, as of and for the three months ended March 31, 2020 and year ended December 31, 2019.

4.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statement of operations, expected to have a continuing impact on the results of DraftKings.

There were no intercompany balances or transactions between DEAC, Old DK and SBTech as of the dates and for the periods of these unaudited pro forma combined financial statements.

The pro forma combined consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the companies filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statements of operations are based upon the number of DEAC’s shares outstanding, assuming the Business Combination occurred on January 1, 2019.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2020 are as follows:

Pro Forma Adjustments (PF)

A.	Reflects the reclassification of $405.0 million of cash and cash equivalents held in the DEAC trust account that became available for transaction consideration, transaction expenses, redemption of public shares and the operating activities of DraftKings following the Business Combination. At Business Combination close, total amount in trust available for transaction consideration, net of cash used for redemptions, was $404.9.

B.	Reflects the settlement of $14.0 million of deferred underwriters’ fees.

C.	Represents transaction costs in consummating the Business Combination (excluding approximately $1.8 million in transaction-related costs, including a tail liability insurance for SBTech’s current directors and officers, incurred by SBTech and to be borne by DraftKings under the Business Combination Agreement, which was allocated to purchase price). Of the total amount shown, approximately $9.7 million was previously incurred and accrued for on the balance sheet as of March 31, 2020.

D.	Represents triggering of the mandatory conversion feature upon a business combination for the Convertible Notes, causing a conversion of the outstanding principal amount of these Notes and any unpaid accrued interest into equity securities at a specified price. The Convertible Notes were outstanding from December 2019 through April 2020. For purposes of this pro forma presentation, interest of $3.4 million, of which $2.7 million was included in the historical financials, was accrued and converted in addition to the principal balance. The remaining adjustment reflects the net income statement impact captured in retained earnings that is associated with the conversion of the Notes.

E.	Represents proceeds of $304.7 million from the issuance of 30.5 million shares in the Private Placement.

F.	Reflects the reclassification of approximately $384.8 million of DEAC Class A common stock subject to possible redemption to permanent equity.

G.	Reflects the conversion of DEAC Class B common stock to DEAC Class A common stock. In connection with the Closing, all shares of DEAC Class B common stock converted into shares of DEAC Class A common stock.

H.	Represents recapitalization of Old DK equity and issuance of 206.6 million of DraftKings Class A common stock to Old DK Equity holders as consideration for the Reverse Recapitalization.

I.	Reflects the reclassification of DEAC’s historical retained earnings.

J.	Reflects the amount of compensation cost related to the acceleration of the vesting for certain existing stock options granted.

K.	Reflects redemptions of 8,928 DEAC public shares for $0.1 million at a redemption price of $10.12 per share based on a pro forma redemption date of March 31, 2020. As of the actual redemption date, the redemption price was also $10.12 per share.

L.	Reflects the payment of $10.0 million in bonuses to management of Old DK upon closing of the transaction as redemptions were less than 10% of DEAC public shares.

M.	Reflects the cash amount paid to Old DK Stockholders that were deemed to be non-accredited by Old DK, in lieu of common stock.

N.	Reflects the settlement of $1.5 million of DEAC's historical liabilities at transaction close.

O.	Reflects payment of $44.5 million on the revolver that Old DK drew from prior to the close of the Business Combination for liquidity needs. Old DK used proceeds from the Business Combination to pay down this balance at transaction close. The draw was short-term in nature and as such has only been reflected on the pro forma balance sheet.

P.	Reflects the cancellation of $11.0 million of promissory notes in exchange for Series F preferred shares in lieu of cash which occurred subsequent to the balance sheet date. The Series F shares converted to Class A shares upon close of the business combination and have been reflected herein as such.

Q.	Reflects the issuance of 393.0 million shares of DraftKings Class B common stock to Jason Robins valued at $8.0 million. In connection with issuance of the Class B shares, DraftKings agreed to indemnify Mr. Robins for any personal tax liabilities that may arise, which would result in DraftKings incurring an additional liability and an incremental compensation charge. The Class B shares were valued using a market trading comparables approach.

Purchase Price Allocation Adjustments (PPA)

A.	The estimated consideration is as follows:

Estimated Consideration
Cash consideration(1)	$199,176
Share consideration(2)	780,284
Other consideration(3)	1,815
Total estimated consideration	981,275

_____________________

(1)	Includes the cash consideration, as adjusted for estimated excess Net Debt Amount and Working Capital Amount of $3.2 million as of March 31, 2020. At the Closing, the Net Debt Amount and Working Capital Amount represented a decrease in total consideration of $11.0 million, resulting in cash consideration of $184.9.

(2)	Includes the share consideration and the estimated contingent consideration of the earnout clause as specified in the Business Combination Agreement. The additional consideration related to the earnout clause was estimated assuming a 100%, 100%, and 75% probability of reaching the specified share price targets of $12.50, $14.00, and $16.00, respectively. The possible range for the value of the contingent consideration related to the earnout clause is $0 to $10.2 million.

(3)	Includes transaction costs incurred by SBTech to be borne by Old DK and the six year liability insurance for SBTech’s current directors and officers, as specified in the Business Combination Agreement.

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of SBTech are recorded at the acquisition date fair values. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the SBTech Acquisition.

For all assets acquired and liabilities assumed other than identified intangible assets and goodwill, the carrying value was assumed to equal fair value. The final determination of the fair value of certain assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The size and breadth of the SBTech Acquisition may necessitate the use of this measurement period to adequately analyze and assess a number of the factors used in establishing the asset and liability fair values as of the acquisition date, including the significant contractual and operational factors underlying the developed technology and user relationship intangible assets and the assumptions underpinning the related tax impacts of any changes made. Any potential adjustments made could be material in relation to the preliminary values presented.

Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated consideration for the SBTech Acquisition to the identifiable tangible and intangible assets acquired and liabilities assumed based on SBTech’s March 31, 2020 balance sheet, with the excess recorded as goodwill:

Estimated Goodwill
Cash and cash equivalents	$10,072
Trade receivables, net	22,952
Other current assets	3,458
Property and equipment, net	11,028
Intangible assets, net	264,175
Deferred tax assets	686
Other non-current assets	393
Total Assets	312,764
Trade payables	10,448
Other accounts payable	18,309
Other long-term liabilities	4,163
Accrued severance pay, net	556
Total liabilities	33,476
Net assets acquired (a)	279,288
Estimated purchase consideration (b)	981,275
Estimated goodwill (b) - (a)	701,987

In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the quarter in which the determination is made may be recognized. Goodwill recognized is not expected to be deductible for tax purposes.

B.	The table below indicates the estimated fair value of each of the identifiable intangible assets:

	Preliminary Estimated Asset Fair Value	Weighted Average Useful Life (Years)
	(in thousands, except for useful life)
Developed technology	131,983	10
Customer Relationships	101,898	15
Trademarks and Trade Names	30,294	15
Total	264,175
Less: Net intangible assets reported on SBTech’s historical financial statements	(28,650)
Pro forma adjustment	235,525

The fair values of the developed technology intangible assets were determined by using an “income approach,” specifically the relief-from-royalty approach, which is a commonly accepted valuation approach. This approach is based on the assumption that in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset. Therefore, a portion of SBTech’s earnings, equal to the after-tax royalty that would have been paid for the use of the asset, can be attributed to the firm’s ownership. The fair values of the trademark and tradename intangible assets were also determined by the relief-from-royalty approach. The fair values of the user relationship intangible assets were determined by using an “income approach,” specifically a multi-period excess earnings approach, which is a commonly accepted valuation approach. Under this approach, the net earnings attributable to the asset or liability being measured are isolated using the discounted projected net cash flows. These projected cash flows are isolated from the projected cash flows of the combined asset group over the remaining economic life of the intangible asset or liability being measured. Both the amount and the duration of the cash flows are considered from a market participant perspective. Where appropriate, the net cash flows were adjusted to reflect the potential attrition of existing customers in the future, as existing customers are a “wasting” asset and are expected to decline over time.

C.	Represents the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation resulting from the step up in fair value of intangible assets. Deferred taxes were established based on SBTech’s blended statutory tax rate of 4.09%, based on jurisdictions where income has historically been generated. This estimate of deferred income tax liabilities is preliminary and is subject to change based upon SBTech’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction.

D.	Represents the elimination of SBTech’s historical equity.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed statement of operations for the three months ended March 31, 2020 and year ended December 31, 2019 are as follows:

Pro Forma Adjustments (PF)

AA.	Reflects elimination of transaction-related costs incurred and recorded by DEAC and Old DK.

BB.	Reflects the elimination of interest income on the trust account.

CC.	Reflects adjustments to income tax expense as a result of the tax impact on the pro forma adjustments at the estimated statutory tax rate of 27.6%.

DD.	Reflects the incremental stock-based compensation expense related to certain equity awards expected to continue vesting subsequent to the closing.

EE.	Reflects additional compensation expense recorded as a result of the execution of employment agreements with certain members of the management team.

Purchase Price Allocation Adjustments (PPA)

AA.	Reflects the incremental amortization expense recorded as a result of the fair value adjustment for intangible assets acquired in the SBTech Acquisition.

BB.	Reflects the adjustment to stock-based compensation expense for the post-combination portion of the SBT rolled-over options. The new stock-based compensation expense is amortized on a straight-line basis over the remaining vesting periods.

CC.	Reflects adjustments to income tax expense as a result of the tax impact on the purchase accounting adjustments at the estimated statutory tax rate of 27.6%.

5.	Loss per Share

Represents the net earnings per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2019. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. For shares redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

	For the Three Months ended March 31, 2020	For the Year ended December 31, 2019
	(in thousands except share and per share data)	(in thousands except share and per share data)
Pro forma net loss	(74,012)	(141,170)
Weighted average shares outstanding of Class A common stock	335,917,094	335,917,094
Net loss per share (Basic and Diluted) attributable to Class A common stockholders (1)	(0.22)	$(0.42)

_____________________

(1)       For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding warrants sold in the IPO and the private placement are exchanged to Class A common stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted loss per share. Additionally, DraftKings’ Class B shares were issued to Jason Robins, such shares carry 10 votes per share and allow Jason Robins to have 90% of the voting power of the capital stock of DraftKings on a fully-diluted basis. As these shares have no economic or participating rights, they have been excluded from the calculation of earnings per share.